SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE Act of 1934

For the month of July, 2003.

ORIX Corporation

(Translation of Registrant’s Name into English)

3-22-8 Shiba, Minato-Ku, Tokyo, JAPAN
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

Table of Documents Filed
SIGNATURES

Table of Documents Filed

1.	English translation of annual financial report (yukashoken houkokusho) of ORIX Corporation filed with the Kanto Financial Bureau and the Tokyo Stock Exchange in Japan on June 25, 2003. (Note this document is an English translation of consolidated financial information prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) for the fiscal year ended March 31, 2003, and financial information for the fiscal year ended March 31, 2002 in accordance with generally accepted accounting principles in Japan (“Japanese GAAP”)).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: July 22, 2003	By	/s/ Masaru Hattori

Masaru Hattori Corporate Senior Vice President Head of the Accounting Department ORIX Corporation

THE CONSOLIDATED FINANCIAL INFORMATION

1.	On June 25, 2003, ORIX Corporation (“the Company”) filed its annual financial report (yukashoken houkokusho) with the Kanto Financial Bureau and the Tokyo Stock Exchange in Japan. This document is an English translation of consolidated financial information prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) for fiscal year ended March 31, 2003, and financial information for the fiscal year ended March 31, 2002 in accordance with generally accepted accounting principles in Japan (“Japanese GAAP”).

2.	The unaudited consolidated balance sheet as of March 31, 2002 and unaudited statement of income, unaudited statement of shareholders’ equity and unaudited per share data for the fiscal year ended March 31, 2002 prepared in accordance with U.S. GAAP are presented in SECTION I for the convenience of the readers.

3.	In preparing the consolidated financial statements in SECTION II, the Company and its subsidiaries have complied with Japanese GAAP. Significant differences between U.S. GAAP and Japanese GAAP are stated in notes of “Overview of Accounting Principles Utilized” in SECTION I.

SECTION I

1.	Information on the Company

(1)	Consolidated Financial Highlights (for the Fiscal Year Ended March 31, 2003)

Millions of yen

Total Revenues	683,645
Income before Income Taxes	46,288
Net Income	30,243
Shareholders’ Equity	505,458
Total Assets	5,931,067

Shareholders’ Equity Per Share (yen)	6,039.43
Basic Earnings Per Share (yen)	361.44
Diluted Earnings Per Share (yen)	340.95
Shareholders’ Equity Ratio (%)	8.52
Return on Equity (%)	6.00
Per Share Earning Ratio (times)	16.88
Cash Flows from Operating Activities	210,150
Cash Flows from Investing Activities	182,950
Cash Flows from Financing Activities	(542,040)
Cash and Cash Equivalents at End of Year	204,677
Number of Employees	11,833

     (Note) Consumption tax is excluded from the stated amount of total revenues.

(2)	Overview of Activities

     ORIX group consists of ORIX Corporation (“The Company”), 198 subsidiaries and 72 affiliates and is developing various operations. The main contents of each operation and the positioning of ORIX Corporation and its subsidiaries are given below.

     The following classification is the same as that used in the classification of information by segment.

(a)	Corporate finance

     This business centers on direct financing leases and installment loans, other than real estate loans, to corporate customers as well as the sale of a variety of financial products and other fee business.
[Major related companies]

ORIX Corporation, ORIX Alpha Corporation, ORIX Auto Leasing Corporation, IFCO Inc., Nittetsu Lease Co., Ltd.

(b)	Equipment operating lease

     This business includes the rental of precision measuring equipment and personal computers to corporate customers as well as automobile rental operations.
[Major related companies]

ORIX Rentec Corporation, ORIX Rent-A-Car Corporation

(c)	Real estate-related finance

     This business encompasses real estate loans to corporate customers and housing loans. ORIX is also expanding its business involving loan servicing, commercial mortgage-backed securities (“CMBS”), and REITs.
[Major related companies]

ORIX Corporation, ORIX Trust and Banking Corporation, ORIX Asset Management & Loan Services Corporation

(d)	Real Estate

     This business consists principally of residential condominium development and office rental activities as well as the operation of hotels, golf courses, corporate dormitories and a training facility and building maintenance.
[Major related companies]

ORIX Corporation, ORIX Facilities Corporation, ORIX Real Estate Corporation

(e)	Life Insurance

     This segment consists of direct and agency life insurance sales and related activities conducted.
[Major related companies]

ORIX Life Insurance Corporation

(f)	Other

     The other segment encompasses securities brokerage, venture capital operations, consumer card loan operations, and new businesses.
[Major related companies]

ORIX Corporation, ORIX Credit Corporation, ORIX Capital Corporation, ORIX Securities Corporation, ORIX Baseball Club Co., Ltd., ORIX COMMODITIES Corporation, ORIX Club Corporation, ORIX Investment Corporation

(g)	The Americas

     Principal businesses in the Americas segment are direct financing leases, corporate loans, securities investment, CMBS-related business, and real estate development.
[Major related companies]

ORIX USA Corporation, ORIX Financial Services, Inc., ORIX Real Estate Equities, Inc., ORIX Capital Markets, LLC, Stockton Holdings Limited

(h)	Asia and Oceania

     Principal businesses in Asia and Oceania involve direct financing leases, operating leases for transportation equipment, corporate loan and securities investments.
[Major related companies]

ORIX Asia Limited, ORIX Investment and Management Private Limited, ORIX Taiwan Corporation, PT. ORIX Indonesia Finance, ORIX Leasing Malaysia Berhad, ORIX Australia Corporation Limited, ORIX Leasing Pakistan Limited, ORIX Leasing Singapore Limited, INFRASTRUCTURE LEASING & FINANCIAL SERVICES LIMITED

(i)	Europe

     Principal businesses in Europe center on aircraft operating lease, corporate loans and securities investments.
[Major related companies]

ORIX Europe Limited, ORIX Ireland Limited, ORIX Aviation Systems limited

(3)	List of Consolidated Subsidiaries and Affiliates

(a)	Consolidated subsidiaries

Japan

				Relation with ORIX Corporation

							Leasing and
Name	Capital			Interlock	Borrowing		rental
Address	(Millions	% of		of	(Millions of	Business	transaction
Business	of yen)	ownership		directors	yen)	transactions	of equipments

ORIX Auto Leasing Corporation							Company cars,
Minato-ku, Tokyo	500	100		Yes	75,855	None	Office
Automobile leasing							equipments
ORIX Rentec Corporation						Sale, rental
Shinagawa-ku, Tokyo	730	100	(1)	Yes	38,113	and purchase	OA
Precision measuring & office equipment						of measuring	equipments
rentals						equipments
ORIX Alpha Corporation						Purchase of	OA equipments
Shinjuku-ku, Tokyo	1,860	100	(4)	Yes	101,600	lease
Leasing, lending						equipments
IFCO Inc. Minato-ku, Tokyo	6,000	80		Yes	29,221	None	OA equipments
Automobile leasing
Nittetsu Lease Co., Ltd. Koto-ku, Tokyo	4,000	90		Yes	1,000	None	None
Leasing
ORIX Credit Corporation							Office
Shinagawa-ku, Tokyo	1,170	100	(7)	Yes	164,600	None	equipments
Consumer loans
ORIX Club Corporation Shinagawa-ku, Tokyo	525	100	(24)	Yes	61,301	None	Office equipments
Consumer loans
ORIX Rent-A-Car Corporation							Company
Shinagawa-ku, Tokyo	600	100	(12)	Yes	13,232	None	cars,
Automobile rentals							office
							equipments
ORIX Real Estate Corporation						Consignment
Minato-ku, Tokyo	200	100		Yes	190,100	of real estate	Office
Real estate development & management						related	equipments
						business
ORIX Facilities Corporation Shimogyo-ku, Kyoto-shi	858	100	(100)	Yes	—	None	None
Building maintenance services
ORIX Securities Corporation Chuo-ku, Tokyo	530	100	(41)	Yes	—	None	Office
Securities brokerage & online trading							equipments
ORIX Life Insurance Corporation						Agency of	Office
Shinjuku-ku, Tokyo	15,000	100	(23)	Yes	9,000	sale of life	equipments,
Life insurance						insurance	Office rent
ORIX Trust and Banking Corporation							Office
Chuo-ku, Tokyo	30,000	100		Yes	—	None	equipments
Trust & banking services, housing loans
ORIX Capital Corporation Minato-ku, Tokyo	300	100		Yes	—	None	Office
Venture capital							equipments
ORIX Investment corporation Minato-ku, Tokyo	1,000	100		Yes	—	None	None
Alternative investment
ORIX COMMODITIES Corporation Minato-ku, Tokyo	500	100	(100)	Yes	—	None	Office
Securities & futures trading							equipments
ORIX Asset Management & Loan Services Corporation Minato-ku, Tokyo	500	100		Yes	38,600	None	None
Loan servicing
ORIX Baseball Club Co., Ltd. Chuo-ku, Kobe-shi	100	100		Yes	5,735	None	Office
Professional baseball team management							equipments
Others (95 companies)

The Americas

			Relation with ORIX Corporation

							Leasing and
Name	Capital			Interlock	Borrowing		rental
Address	(Millions of	% of		of	(Millions of	Business	transaction
Business	US$‘000)	ownership		directors	yen)	transactions	of equipments

ORIX USA Corporation New York, NY, USA	(US$ ‘000)	100		Yes	115,100	None	None
	30,016
Investment banking, leasing

ORIX Financial Services, Inc.	(US$ ‘000)	100	(100)	Yes	—	None	None
Kennesaw, GA, USA	0
Leasing, lending

ORIX Real Estate Equities, Inc. Chicago, IL, USA	(US$ ‘000)	100	(100)	Yes	—	None	None
	0
Real estate development & management

ORIX Capital Markets, LLC Dallas, TX, USA	(US$ ‘000)	100	(100)	Yes	—	None	None
	394,749
Loan servicing, corporate debt investment

Others (23 companies)

Asia and Oceania

		Relation with ORIX Corporation

						Leasing and
Name			Interlock	Borrowing		rental
Address		% of	of	(Millions of	Business	transaction
Business	Capital	ownership	directors	yen)	transactions	of equipments

ORIX Asia Limited Hong Kong	(US$ ‘000)	100	Yes	—	None	None
	32,000
Leasing, investment banking

ORIX Investment and Management	(S$ ‘000)	100	Yes	—	None	None
Private Limited	3,000
Singapore	(US$ ‘000)
	112,000
Venture capital

ORIX Taiwan Corporation Taipei, Taiwan	(NT$ ‘000)	95	Yes	—	None	None
	220,000
Leasing, hire purchase

PT. ORIX Indonesia Finance	(Million of	83	Yes	1,310	None	None
Jakarta, Indonesia	Rp)
	420,000
Leasing, automobile leasing

ORIX Leasing Malaysia Berhad	(RM’ 000)	80	Yes	6,436	None	None
Kuala Lumpur, Malaysia	50,000
Leasing, lending, hire purchase

ORIX Australia Corporation Limited Sydney, Australia	(A$ ‘000)	100	Yes	—	None	None
	30,000
Leasing, automobile leasing and rentals

Others (38 companies)

Europe

			Relation with ORIX Corporation

						Leasing and
Name			Interlock	Borrowing		rental
Address		% of	of	(Millions of	Business	transaction
Business	Capital	ownership	directors	yen)	transactions	of equipments

ORIX Europe Limited London, U.K	(STG‘000)	100	Yes	3,601	None	None
	15,500
Corporate finance

ORIX Ireland limited	(US$ ‘000)	100	Yes	357	None	None
Dublin, Ireland	2,000
	(STG ‘000)
Corporate finance,	2,000
accounting & administration services

ORIX Aviation Systems Limited	(US$ ‘000)	100	Yes	29,568	None	None
Dublin, Ireland	300
Aircraft leasing

Others (11 companies)

(b)	Companies accounted for by the equity method

				Relation with ORIX Corporation

						Leasing and
Name			Interlock	Borrowing		rental
Address		% of	of	(Millions of	Business	transaction
Business	Capital	ownership	directors	yen)	transactions	of equipments

Casco Co., Ltd. Chuo-ku, Osaka-shi	(Millions of yen)	40	Yes	6,820	None	Office
	1,000					equipment
Consumer loans

The Fuji Fire and Marine Insurance Company Limited					Agency of	None
					sale of
Chuo-ku, Osaka-shi	(Millions of yen)	22	Yes	—	casualty
	41,334				insurance
Fire and casualty insurance

ORIX JREIT Inc.					Agency of	None
Minato-ku, Tokyo	(Millions of yen)	20	None	—	sale of real
	61,700				estate
Real estate investment trust
Stockton Holdings Limited	(US$ ‘000)	29	Yes	—	None	None
	5	(21)
Bermuda Future trading, reinsurance

ORIX Leasing Pakistan Limited Karachi, Pakistan	(PRs 000)	49	Yes	—	None	None
	604,161
Leasing, Automobile leasing, lending
ORIX Leasing Singapore Limited Singapore	(S$ ‘000)	50	Yes	—	None	None
	3,000
Leasing, hire purchase

INFRASTRUCTURE LEASING & FINANCIAL SERVICES LIMITED Bombay, India	(Millions of IND.RP)	21	Yes	—	None	None
	1,072
Investment banking, corporate finance

Korea Life Insurance Co., Ltd. Seoul, South Korea	(Millions of Won)	17	None	—	None	None
	3,550,000	(17)
Life insurance

Others (64 companies)

Notes:

1.	Total revenue of ORIX Life Insurance Corporation is more than 10% of that in the consolidated financial statements, excluding intercompany transactions. Condensed financial information of the company based on disclosure requirement under Japanese GAAP is omitted since the company result is shown in life insurance segment independently.

2.	Total revenue of ORIX Real Estate Corporation is more than 10% of that in the consolidated financial statements, excluding intercompany transactions. Condensed financial information of the company based on disclosure requirement under Japanese GAAP is as follows.

Millions of yen

Total Revenues	70,194
Income before Income Taxes	10,068
Net income	5,759
Shareholders’ Equity	11,769
Total Assets	226,089

3.	Parenthetic figures in % of ownership show indirect ownership. Figures are rounded off to the nearest whole number.

4.	The Fuji Fire and Marine Insurance Company Limited and ORIX JREIT Inc. file annual reports in accordance with Japanese GAAP.

(4)	Number of Employees

     The following table is total of number of employees in the Company and its subsidiaries as of March 31, 2003:

Segment name	Number of employees

Corporate finance	3,269
Equipment operating leases	1,286
Real estate-related finance	650
Real estate	1,021
Life insurance	450
Other	1,119

Domestic operations subtotal	7,795

The Americas	795
Asia and Oceania	2,128
Europe	149

Foreign operations subtotal	3,072

Other administration sections	966

Total	11,833

2.	Financial Results

(1)	Economic Environment

     Although the world economy experienced a slight recovery at the beginning of the fiscal year, growth slowed again after last summer due to greater deflationary pressures. The U.S. economy was able to continue its positive growth, but experienced uncertainty in the backdrop of the war in Iraq and concerns regarding employment. Capital expenditures in Europe were stagnant and resulted in a marked deceleration in the economy. Despite the recovery of the Asian economy, personal consumption and the expansion of exports peaked out and overall economic growth slowed. Japan was equally affected by the events in the world economy. In the first half, a rise in exports and recovery in production led to an improvement in certain areas, however, uncertainty surrounding the future of the world economy and stagnation of the stock market caused a slow down in the Japanese economy. Furthermore, deflationary pressures continued throughout the year.

Financial Highlights:

Income before Extraordinary Gain, Cumulative Effect of a Change in Accounting Principle and Income Taxes	(Y) 46,288 million	(Down 37% year on year)
Net Income	(Y) 30,243 million	(Down 25% year on year)
Earnings Per Share (Basic)	(Y) 361.44	(Down 26% year on year)
Earnings Per Share (Diluted)	(Y) 340.95	(Down 27% year on year)
Shareholders’ Equity Per Share	(Y) 6,039.43	(Up 1% year on year)
ROE (%)	6.0%	(March 31, 2002: 8.4%)
ROA (%)	0.49%	(March 31, 2002: 0.67%)

Revenues: (Y) 683,645 million (Up 4% year on year)
      In addition to increases in “residential condominium sales,” “other operating revenues” grew as a result of contributions from new businesses and companies in which investments were made as part of ORIX’s corporate restructuring business. While there was a 9% decrease in revenues in the life insurance business owing to a change in business strategy emphasizing profitability, overall revenues were up 4% year on year to (Y) 683,645 million.

Expenses: (Y) 645,562 million (Up 10% year on year)
      Lower “interest expense” and a drop in “life insurance costs” in line with lower life insurance revenues, reduced expenses. However, increased “costs of residential condominium sales” that accompanied the growth in revenues from condominium development, and the increase in “selling, general and administrative expenses” due to expansion of our business led to higher costs. In addition, the write-down of a golf course in the second quarter and other properties including rental office buildings, hotels, and golf courses in the fourth quarter that were recorded as “write-downs of long-lived assets” totaled (Y) 50,682 million. Furthermore, an increase in the “provision for doubtful receivables and probable loan losses” was made in light of the deterioration of the airline industry in North America. These factors contributed to an increase in overall expenses of 10% year on year to (Y) 645,562 million.

Net Income: (Y) 30,243 million (Down 25% year on year)
 Although operating Income fell 48% year on year, net income only decreased 25% to (Y) 30,243 million owing to a marked gain in “equity in net income (loss) of affiliates” and “gain on sales of affiliates”, the recognition of negative goodwill for an affiliate accounted for by the equity method, and a “cumulative effect of a change in accounting principle.”

Operating Assets: (Y) 5,168 billion (Down 7% year on year)
 New business volumes in areas related to corporate real estate-related finance and the consumer card loan operations, in addition to direct financing leases as a result of acquisitions continued to be strong. However, some direct financing lease and loan assets were securitized, and some investment in securities were liquidated in the life insurance operations. In addition, “other operating assets” declined due to the listing and sale of units of a J-REIT in the first quarter. As a result, operating assets were (Y) 5,168 billion, down 7% on March 31, 2002.

Segment Information

Domestic Operations

Corporate Finance: Despite increase of assets from M&A, segment assets at the end of March were down year on year as a result of the securitization of direct financing leases. Total segment profits fell 8%, or (Y) 3,908 million, year on year to (Y) 44,158 million as a result of fewer gains from the securitization.

Equipment Operating Leases: The automobile rental operations performed well, but the precision measuring equipment rental business, which makes up the majority of this segment, continued to suffer due to weak demand as a result of a stagnant demand in the IT sector. In addition, an additional provisioning of (Y) 2,360 million made for investments in aircraft leasing. As a result, segment profits decreased to (Y) 4,402 million from (Y) 9,906 million in the same period of the previous fiscal year.

Real Estate-Related Finance: Segment profits jumped more than three-fold to (Y) 19,572 million from (Y) 5,654 million in the same period of the previous fiscal year. The segment saw a continued strong contribution from consumer housing loans—including those purchased in the second half of the previous fiscal year—and corporate non-recourse loans. Proceeds from the listing and sale of a J-REIT in the first quarter and gains from the sale of real estate-related assets in the fourth quarter also contributed to profits.

Real Estate: The condominium development business continued to perform well. Segment revenues also included the gains of the sales of some office buildings, and revenues from rental properties and building maintenance operations. However, this segment recorded a loss of (Y) 39,441 million compared with a profit of (Y) 5,842 million in the previous fiscal year due to a (Y) 50,682 million ((Y) 2,716 million in the previous fiscal year) write-down of real estate assets.

Life Insurance: A shift in strategy away from savings-type to insurance-only life insurance products held assets down. However, the worsening economic environment led a decrease in gains on investment securities. As a result, segment profits were down (Y) 973 million to (Y) 4,791 million compared to (Y) 5,764 million in the previous fiscal year.

Other: Segment profits rose sharply to (Y) 8,452 million compared to (Y) 4,941 million thanks to an increase in the balance of consumer card loans as well as a contribution from the securitization of loans in the card loan business.

Foreign Operations

The Americas: While the costs associated with restructuring of our truck and construction equipment leasing business in the previous fiscal year declined, the commercial mortgage-backed securities operations experienced lower earning. Against the background of a weak American economy, “provisions for doubtful receivables and probable loan losses” and “write-downs of securities” were recorded, segment profits increased to (Y) 1,332 million compared to (Y) 810 million in the same period of the previous fiscal year.

Asia and Oceania: Strong performance of the corporate lending and automobile leasing operations of each company in the region and contribution from equity method affiliates resulted in an increase in segment profits to (Y) 9,765 million compared to (Y) 5,433 million in the previous fiscal year.

Europe: While the sale of investment securities contributed to profits in the same period of the previous fiscal year, no particular contributions were made this year, resulting in a segment loss of (Y) 736 million compared to a segment profit of (Y) 600 million in the same period of the previous year.

(2)	Summary of Cash Flows

     “Cash and cash equivalents” decreased by 42.3% or (Y) 150,071 million to (Y) 204,677 million compared to March 2002.

     “Cash flows from operating activities” decreased 18.4% to (Y) 210,150 million, due mainly to an 85.6% decline or increase of only (Y) 5,889 million in policy liabilities as a result of the shift away from savings-type products and an increase in other operating assets, including advance payments amounted to (Y) 21,894 million, while it was a decrease of (Y) 2,133 million in the previous fiscal year.

     “Cash flows from investing activities” were (Y) 182,950 million, compared to a decrease of (Y) 305,711 million in the previous fiscal year. The increase was due primarily to a considerably lower level of other operating assets purchased amounted to (Y) 119,700 million in previous fiscal year, while (Y) 2,847 million (97.6% down year-on-year) in fiscal 2003, and a decrease in the amount of securities purchased compared to the previous fiscal year.

     “Cash flows from financing activities,” decreased (Y) 542,040 million, compared to an increase of (Y) 246,116 million in the previous fiscal year due to the repayment of debt, and the repayment of (Y) 485,288 million in commercial paper while proceeds from them were (Y) 101,279 million in the previous fiscal year.

     (Note) Consumption tax is excluded from the stated amounts as described above.

(3)	Operating Results

(a)	Earnings Summary

     Total revenues and profit (loss) by segment at March 31, 2003 are as follows:

	Millions of yen

	Total	Segment profit
	revenues	(loss)

Domestic Operations:
Corporate finance	125,560	44,158
Equipment operating leases	67,655	4,402
Real estate-related finance	51,589	19,572
Real estate	104,454	(39,441)
Life insurance	138,511	4,791
Other	61,238	8,452

Subtotal	549,007	41,934

Foreign Operations:
The Americas	57,909	1,332
Asia and Oceania	55,425	9,765
Europe	13,311	(736)

Subtotal	126,645	10,361

Difference between Segment Totals and Consolidated Amounts	7,993	(6,007)

Consolidated Amounts	683,645	46,288

(b)	New Business Volumes

     New business volumes of direct financing leases, installment loans, operating leases, investment in securities, other operating assets for the fiscal year ended March 31, 2003 are as follows:

Millions of yen

Direct Financing Leases:
New receivables added	1,000,896
New equipment acquisitions	895,848
Installment Loans:
New loans added	1,268,170
Operating Leases:
New equipment acquisitions	173,567
Investment in Securities:
New securities added	231,294
Other Operating Assets:
New assets added	116,736

(c)	Operating Assets

     Operating assets by segment at March 31, 2003 are as follows:

		Composition
	Millions of yen	ratio(%)

Domestic Operations:
Corporate finance	1,893,422	36.6
Equipment operating leases	144,397	2.8
Real estate-related finance	931,513	18.0
Real estate	303,838	5.9
Life insurance	579,805	11.2
Other	387,978	7.5

Subtotal	4,240,953	82.0

Foreign Operations:
The Americas	618,148	12.0
Asia and Oceania	437,874	8.5
Europe	75,207	1.4

Subtotal	1,131,229	21.9

Difference between Segment Totals and Consolidated Amounts	(203,875)	(3.9)

Consolidated Amounts	5,168,307	100.0

(4)	Challenge for the future

     Japan’s economy has continued to experience difficulties due to the poor performance of the stock market, concerns about the financial system and the prolonged period of the deflation. ORIX believes that it will be able to take advantage of new business opportunities even in these difficult times and grow earnings in some businesses.

     ORIX is concentrating on three areas that include “the strengthening of risk management”, “growing profits without increasing assets” and “improving the efficiency of funding”.

     We believe that the strengthening of our risk management will be vital for dealing with worldwide deflation. We must further weigh each and every one of the risks in our business and take the appropriate measures. In particular, since the risk associated with asset price deflation increases the longer that we hold a piece of real estate, it is imperative that we closely watch market trends and shorten our holding period as much as possible by increasing the turnover of real estate assets.

     In order to grow profits without increasing assets, we are providing value-added services to our asset-based businesses. For example, with a full line of vehicle maintenance services, ORIX Auto Leasing is the leader in the Japanese automobile leasing industry and provides a good example of our success at increasing profitability through our focus on services. In addition, we have taken advantage of our expertise in investment banking by providing M&A advisory services, as well as in real estate-related finance through our building maintenance and loan servicing operations to increase our fee income without holding assets.

     In order to further improve our funding efficiency, we have continued to diversify our funding methods and sources over the years in order to maintain stable access to funding and reduce our interest expenses. We also flexibly adjust our funding structure to adapt to changing market environments and strive to consistently monitor risks associated with fluctuations in interest rates and liquidity levels to promptly respond to change in the financial environment. To achieve this, we apply asset-liability management (ALM) systems that we have built, draft timely funding strategies, and endeavor to conduct funding operations efficiently.

     ORIX has worked to strengthen its corporate governance, with the June 1997 establishment of an Advisory Board, which included experienced and resourceful individuals from outside the Company, the introduction of a Corporate Executive Officer system and the invitation of independent directors to the Board. A proposal was made to and passed by shareholders in the Annual General Meeting of Shareholders held in June 2003 for abolishing the existing corporate auditor system and adopting a “Company with Committees” board model. ORIX has worked to improve its system of corporate governance and will continue to strive to further strengthen it in the future.

3.	Overview of Facilities

(1)	Facilities for Rent

(a)	New equipment acquisitions

     In association with operating lease business, the Company and its subsidiaries own facilities for rent. New equipment acquisitions were (Y) 173,567 million for fiscal 2003.

(b)	Details of facilities for rent

     Details of facilities for rent at March 31, 2003 are as follows:

		Composition
	Millions of yen	ratio

Transportation equipment	280,672	37.7%
Measuring equipment and personal computers	147,333	19.8
Real estate and other	315,859	42.5

Subtotal	743,864	100.0%
Accumulated depreciation	(230,558)	—

Net	513,306	—

(Note) “Investment in Operating Leases” in the consolidated balance sheets includes rental receivables of (Y) 15,738 million at March 31, 2003.

     For fiscal 2003, the Company and its subsidiaries wrote down certain of facilities for rent to their fair value under the provisions of FASB Statement No. 144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”). For further information on the write-downs, see Note 25 “write-downs of long-lived assets”.

(c)	Plans for acquisition and disposal of facilities

Plans for acquisition of facilities after fiscal 2003 are as follows. And there are no significant plans for disposal other than it made with regard to our operating activities.

Description of facilities	Assumed acquisition costs	Funding methods

Facilities for rent	131,000 millions of yen	Equity, borrowings and direct fund procurement

(2)	Office Facilities and facilities for operation other than for rent

(a)	Overview of Facilities not for rent

     The Company and its subsidiaries own the following facilities.

Head-office building
Facilities for rationalizing clerical work and welfare
Golf course
Training institute

     For fiscal 2003, new acquisitions were (Y) 12,290 million.

     Office facilities were not allocated to each segment, and there were no significant acquisition for fiscal 2003.

     Facilities for operation other than for rent were mainly in connection with real estate segment, and there were acquisition of (Y) 7,518 million including a golf course and a hotel.

     There were no significant disposal or sale of facilities not for rent for fiscal 2003.

(b)	Status of main facilities not for rent

     The main facilities, the Company and its subsidiaries own, were as follows.

(i)	The Company

Carrying value (millions of yen)

Estates
			Buildings	(thousand
	Segment	Description	and	squares			Number of
Facilities' name (the seat)	category	of facilities	fixtures	meters)	Others	Total	employees

Tokyo head-office building (Minato-ku, Tokyo) and 18 branches in metropolitan area	Over segment categories	Office facilities	6,550	32,297 (2)	645	39,493	1,440

(ii)	Domestic subsidiaries

Carrying value (millions of yen)

Estates
				Buildings	(thousand
	Facilities’ name	Segment	Description	and	squares			Number of
Company name	(the seat)	category	of facilities	fixtures	meters)	Others	Total	employees

ORIX Life Insurance Corporation	Cross Wave (Funabashi-city, Chiba-prefecture)	Mainly real estate segment	A training facility	3,208	8,204 (3)	18	11,430	17

(iii)	Foreign subsidiaries

     There were no significant facilities.

     For fiscal 2003, the Company and its subsidiaries wrote down certain of facilities not for rent to their fair value under the provisions of FASB Statement No. 144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”). For further information on the write-downs, see Note 25 “Write-downs of long-lived assets”.

(c)	Plans for acquisition and disposal of facilities not for rent

     There were no significant plans for acquisition and disposal of facilities not for rent.

4.	Information of Stocks

(1)	List of Major Shareholders

     The following is a list of major shareholders as of March 31, 2003:

	Number of shares
Name	held	Percentage of total
Address	(in thousands)	shares in issued

Japan Trustee Services Bank, Ltd. (Trust Account)	10,794	12.79%
1-8-11, Harumi, Chuo-ku, Tokyo
The Master Trust Bank of Japan, Ltd. (Trust Account)	8,110	9.61
2-11-3, Hamamatsu-cho, Minato-ku, Tokyo
State Street Bank and Trust Company	3,487	4.13
P.O.BOX 351 BOSTON MASSACHUSETTS 02101 U.S.A.
The Chase Manhattan Bank, N.A. London SL Omnibus Account	2,984	3.54
WOOLGATE HOUSE, COLEMAN STREET LONDON EC2P 2HD,ENGLAND
Boston Safe Deposit BSDT, Treaty Clients Omnibus	2,918	3.46
ONE BOSTON PLACE BOSTON, MA 02108 U.S.A.
The Chase Manhattan Bank, N.A. London	2,684	3.18
WOOLGATE HOUSE, COLEMAN STREET LONDON EC2P 2HD,ENGLAND
Specified Money Trustee Mitsui Asset Trust and Banking Company, Limited	2,368	2.81
3-23-1, Shiba, Minato-ku, Tokyo
UFJ Trust Bank Limited (Trust Account A)	1,608	1.91
1-4-3, Marunouchi, Chiyoda-ku, Tokyo
The Chase Manhattan Bank 385036	1,589	1.88
360 N. CRESCENT DRIVE BEVERLY HILLS, CA 90210 U.S.A.
Nippon Life Insurance Company
1-2-2, Yuraku-cho, Chiyoda-ku, Tokyo	1,437	1.70

Total	37,983	45.02%

Notes:

(a)	The number of shares held in relation to trust business are described the name on a list of shareholders.

(b)	The Sumitomo Trust Banking Co., Ltd. filed a report under Japanese regulation on November 15, 2002 that shows their holding shares of the Company as of October 31, 2002. The following is the information and those are not included in the list of major shareholders as of March 31, 2003 because we could not confirm it substantially from the list of shareholders as of March 31, 2003.

	Number of shares
	held	Percentage of total
Name	(in thousands)	shares in issued

The Sumitomo Trust & Banking Co., Ltd.	4,552	5.40%

(c)	Capital Research and Management Company, Capital Guardian Trust Company, Capital International Limited, Capital International, Inc. and Capital International S.A jointly filed a report under Japanese regulation on January 22, 2003 that shows a change, as compared with their last report on August 30, 2002, in the number of their holding shares of the Company as of January 9, 2003. The following is the information and those are not included in the list of major shareholders as of March 31, 2003 because we could not confirm it substantially from the list of shareholders as of March 31, 2003.

	Number of shares	Percentage of total
	shares held	total shares in
Name	(in thousands)	issued

Capital Research and Management Company	1,042	1.24%
Capital Guardian Trust Company	6,648	7.88
Capital International Limited	1,192	1.41
Capital International, Inc.	1,993	2.36
Capital International S.A.	120	0.14

Total	10,998	13.04%

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
ORIX Corporation and Subsidiaries     As of March 31, 2002 and 2003

	Millions of yen

	March 31,	Composition	March 31,	Composition
ASSETS	2002	ratio	2003	ratio

Cash and Cash Equivalents	354,748	5.6	204,677	3.5
Restricted Cash	20,189	0.3	18,671	0.3
Time Deposits	1,050	0.0	1,184	0.0
Investment in Direct Financing Leases	1,658,669	26.1	1,572,308	26.5
Installment Loans	2,273,280	35.8	2,288,039	38.6
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(152,887)	(2.4)	(133,146)	(2.2)
Investment in Operating Leases	474,491	7.5	529,044	8.9
Investment in Securities	861,336	13.6	677,435	11.4
Other Operating Assets	260,373	4.1	101,481	1.7
Investment in Affiliates	86,346	1.4	144,974	2.4
Other Receivables	124,022	1.9	146,650	2.5
Advances	158,089	2.5	119,645	2.0
Prepaid Expenses	37,406	0.6	41,494	0.7
Office Facilities	76,987	1.2	77,043	1.3
Other Assets	116,120	1.8	141,568	2.4

	6,350,219	100.0	5,931,067	100.0

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED) (Continued)
ORIX Corporation and Subsidiaries     As of March 31, 2002 and 2003

	Millions of yen

	March 31,	Composition	March 31,	Composition
LIABILITIES AND SHAREHOLDERS' EQUITY	2002	ratio	2003	ratio

Short-Term Debt	1,644,462	25.9	1,120,434	18.9
Deposits	225,243	3.5	262,467	4.4
Trade Notes, Accounts Payable and Other Liabilities	244,871	3.9	252,453	4.2
Accrued Expenses	92,266	1.5	82,012	1.4
Policy Liabilities	602,664	9.5	608,553	10.3
Income Taxes:
Current	11,544	0.2	34,869	0.6
Deferred	141,532	2.2	128,842	2.2
Deposits from Lessees	75,268	1.2	79,366	1.3
Long-Term Debt	2,809,861	44.2	2,856,613	48.2

Total liabilities	5,847,711	92.1	5,425,609	91.5

Shareholders’ Equity:
Common stock:
Authorized 259,000,000 shares
Issued 84,303,985 shares in 2002 and 84,365,914 shares in 2003	51,854	0.8	52,067	0.9
Additional paid-in capital	69,823	1.1	70,002	1.2
Retained Earnings:
Legal reserve	2,220	0.0	2,220	0.0
Retained earnings	400,175	6.3	429,163	7.2

Subtotal	402,395	6.3	431,383	7.2

Accumulated other comprehensive loss:
Net unrealized gains on investment in securities	14,756	0.2	1,917	0.0
Minimum pension liability adjustments	(6,834)	(0.1)	(4,182)	(0.1)
Foreign currency translation adjustments	(14,800)	(0.2)	(29,919)	(0.5)
Net unrealized loss on derivative instruments	(6,562)	(0.1)	(7,563)	(0.1)

	(13,440)	(0.2)	(39,747)	(0.7)

Treasury stock, at cost:
657,519 shares in 2002 and 672,905 shares in 2003	(8,124)	(0.1)	(8,247)	(0.1)

	502,508	7.9	505,458	8.5

	6,350,219	100.0	5,931,067	100.0

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
ORIX Corporation and Subsidiaries     For the Years Ended March 31, 2002 and 2003

	Millions of yen

	The fiscal year		The fiscal year
	ended March 31,	Composition	ended March 31,	Composition
	2002	ratio	2003	ratio

Revenues:
Direct financing leases	121,914		122,928
Operating leases	120,807		127,608
Interest on loans and investment securities	121,962		131,590
Brokerage commissions and net gains on investment securities	18,367		10,857
Life insurance premiums and related investment income	152,333		138,511
Residential condominium sales	58,078		71,165
Interest income on deposits	1,374		526
Other operating revenues	63,627		80,460

Total revenues	658,462	100.0	683,645	100.0

Expenses:
Interest expense	90,348		71,990
Depreciation—operating leases	77,047		80,565
Life insurance costs	139,786		125,684
Costs of residential condominium sales	49,517		60,769
Other operating expenses	29,614		41,359
Selling, general and administrative expenses	126,316		144,271
Provision for doubtful receivables and probable loan losses	51,367		54,706
Write-downs of long-lived assets	2,716		50,682
Write-downs of securities	19,742		14,325
Foreign currency transaction loss (gain), net	(1,360)		1,211

Total expenses	585,093	88.9	645,562	94.4

Operating Income	73,369	11.1	38,083	5.6
Equity in Net Income (Loss) of Affiliates	(449)	(0.0)	6,203	0.9
Gain on Sales of Affiliates	119	0.0	2,002	0.3

Income before Extraordinary Gain, Cumulative Effect of a Change in Accounting Principle and Income Taxes	73,039	11.1	46,288	6.8
Provision for Income Taxes	32,903	5.0	21,196	3.1

Income before Extraordinary Gain and Cumulative Effect of a Change in Accounting Principle	40,136	6.1	25,092	3.7

Extraordinary Gain, net of applicable tax effect	—	—	3,214	0.4
Cumulative Effect of a Change in Accounting Principle, net of applicable tax effect	133	0.0	1,937	0.3

Net Income	40,269	6.1	30,243	4.4

(Continued)

	Yen

	The fiscal year	The fiscal year
	ended March 31,	ended March 31,
	2002	2003

Amounts per Share of Common Stock:
Income before Extraordinary Gain and Cumulative Effect of a Change in Accounting Principle:
Basic	487.57	299.88
Diluted	465.57	283.04
Extraordinary Gain:
Basic	—	38.41
Diluted	—	36.14
Cumulative Effect of a Change in Accounting Principle:
Basic	1.62	23.15
Diluted	1.54	21.77
Net Income:
Basic	489.19	361.44
Diluted	467.11	340.95

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONDENSED CONSOLIDATED STATEMENTS OF
     SHAREHOLDERS’ EQUITY (UNAUDITED)
ORIX Corporation and Subsidiaries      For the Years Ended March 31, 2002 and 2003

	Millions of yen

	The fiscal year	The fiscal year
	ended March 31,	ended March 31,
	2002	2003

Common Stock:
Beginning balance	41,820	51,854
Common stock issued in public and private offering	9,657	—
Exercise of warrants	377	213

Ending balance	51,854	52,067

Additional Paid-in Capital:
Beginning balance	59,885	69,823
Value ascribed to warrants attached to 0.64% bonds issued	141	—
Common stock issued in public and private offering	9,223	—
Exercise of warrants and stock options	376	211
Common stock issued for acquisitions of minority interests of subsidiaries	198	—
Other, net	—	(32)

Ending balance	69,823	70,002

Legal Reserve:
Beginning balance	2,090	2,220
Transfer from retained earnings	130	—

Ending balance	2,220	2,220

Retained Earnings:
Beginning balance	361,262	400,175
Cash dividends	(1,226)	(1,255)
Transfer to legal reserve	(130)	—
Net income	40,269	30,243

Ending balance	400,175	429,163

Accumulated Other Comprehensive Income (Loss):
Beginning balance	4,552	(13,440)
Net cumulative effect of adopting FASB Statement No. 133	(8,400)	—
Net decrease in net unrealized gains on investment in securities	(19,588)	(12,839)
Net (increase) decrease in minimum pension liability adjustments	(2,150)	2,652
Net increase (decrease) in foreign currency translation adjustments	10,308	(15,119)
Net (increase) decrease in net unrealized losses on derivative instruments	1,838	(1,001)

Ending balance	(13,440)	(39,747)

CONDENSED CONSOLIDATED STATEMENTS OF
     SHAREHOLDERS’ EQUITY (UNAUDITED)
ORIX Corporation and Subsidiaries      For the Years Ended March 31, 2002 and 2003

(CONTINUED)

	Millions of yen

	The fiscal year	The fiscal year
	ended March 31,	ended March 31,
	2002	2003

Treasury Stock:
Beginning balance	(8,286)	(8,124)
Exercise of stock options	219	8
Other, net	(57)	(131)

Ending balance	(8,124)	(8,247)

Total Shareholders’ Equity:
Beginning balance	461,323	502,508
Increase, net	41,185	2,950

Ending balance	502,508	505,458

Summary of Comprehensive Income:
Net income	40,269	30,243
Other comprehensive loss	(17,992)	(26,307)

Comprehensive income	22,277	3,936

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
ORIX Corporation and Subsidiaries     For the Years Ended March 31 2002 and 2003

	Millions of yen

	The fiscal year	The fiscal year
	ended March	ended March
	31, 2002	31, 2003

Cash Flows from Operating Activities:
Net income	40,269	30,243
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	117,019	118,097
Provision for doubtful receivables and probable loan losses	51,367	54,706
Increase in policy liabilities	40,777	5,889
Deferred tax provision (benefit)	17,530	(23,222)
Gains from securitization transactions	(9,235)	(9,649)
Equity in net (income) loss of and gain on sales of affiliates	330	(8,205)
Extraordinary gain	—	(3,214)
Cumulative effect of a change in accounting principle	(133)	(1,937)
Gains on sales of available-for-sale securities	(13,795)	(7,588)
Write-downs of long-lived assets	2,716	50,682
Write-downs of securities	19,742	14,325
Decrease (increase) in restricted cash	(2,865)	1,195
Decrease (increase) in other operating assets, including advance payments	2,133	(21,894)
Increase in prepaid expenses	(9,255)	(2,975)
Decrease in accrued expenses	223	(2,370)
Increase in deposits from lessees	8,464	4,303
Other, net	(7,652)	11,764

Net cash provided by operating activities	257,635	210,150

Cash Flows from Investing Activities:
Purchases of lease equipment, including advance payments	(838,105)	(923,483)
Principal payments received under direct financing leases	768,923	742,183
Net proceeds from securitization of lease and loan receivables	258,926	239,050
Installment loans made to customers	(1,334,532)	(1,214,672)
Principal collected on installment loans	865,598	1,071,841
Proceeds from sales of operating lease assets	39,921	62,323
Investment in and dividends received from affiliates, net	(20,457)	(23,208)
Proceeds from sales of investment in affiliates, including proceeds from a sale of related option	815	2,232
Purchases of available-for-sale securities	(289,055)	(193,580)
Proceeds from sales of available-for-sale securities	325,758	264,021
Maturities of available-for-sale securities	67,290	95,187
Purchases of other securities	(50,243)	(23,674)
Proceeds from sales of other securities	6,717	21,413
Purchases of other operating assets	(119,700)	(2,847)
Proceeds from sales of other operating assets	1,841	63,596
Net decrease in call loans	9,500	—
Acquisitions of subsidiaries, net of cash acquired	3,846	(13,669)
Sales of subsidiaries, net of cash disposed	552	36,469
Other, net	(3,306)	(20,232)

Net cash provided by (used in) investing activities	(305,711)	182,950

(Continued)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
ORIX Corporation and Subsidiaries     For the Years Ended March 31 2002 and 2003

(Continued)

	Millions of yen

	The fiscal year	The fiscal year
	ended March 31,	ended March 31,
	2002	2003

Cash Flows from Financing Activities:
Repayment of short-term debt, net	(171,114)	(122,365)
Proceeds from (repayment of) commercial paper, net	101,279	(485,288)
Proceeds from long-term debt	975,220	811,334
Repayment of long-term debt	(729,593)	(776,959)
Net increase in deposits due to customers	46,929	37,224
Issuance of common stock	19,315	392
Dividends paid	(1,226)	(1,255)
Net increase (decrease) in call money	5,000	(5,000)
Other, net	306	(123)

Net cash provided by (used in) financing activities	246,116	(542,040)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	1,297	(1,131)
Net Increase (Decrease) in Cash and Cash Equivalents	199,337	(150,071)
Cash and Cash Equivalents at Beginning of Year	155,411	354,748

Cash and Cash Equivalents at End of Year	354,748	204,677

The accompanying notes to consolidated financial statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
ORIX Corporation and Subsidiaries

1. Overview of Accounting Principles Utilized

     In preparing the accompanying consolidated financial statements, ORIX Corporation (“the Company”) and its subsidiaries have complied with requirements of accounting principle, procedures and disclosure related to issuing American Depositary Receipts, and generally accepted accounting principles in the United States of America (“U.S. GAAP”), modified for the accounting for stock splits (see Note 2 (m)).

     Since the Company listed on the New York Stock Exchange in September 1998, the Company has prepared the consolidated financial statements based on terms, formats and preparations pursuant to the rules regarding issuing American Depositary Receipts and registered with the Securities and Exchange Commission.

     Significant differences between U.S. GAAP and generally accepted accounting principles in Japan (“Japanese GAAP”) are as follows:

(a) Direct financing leases

     Under U.S. GAAP, a lessor accounts for a lease that transfers substantially all of the benefits and risks of ownership to the lessee as a sale or a financing, the Company and its subsidiaries account for ORIX’s lease transaction as a financing (“direct financing leases”). Certain direct lease origination costs (“initial direct costs”) are being deferred and amortized over the lease term as a yield adjustment.

     Under Japanese GAAP, financing leases are accounted for as an ordinary sale in principle, while financing leases where the ownership of the property is not deemed to be transferred to a lessee can be accounted for in the same manner as operating leases if necessary information is disclosed in the notes to the consolidated financial statements.

     Regarding the securitization of direct financing lease receivables, under U.S. GAAP, the Company and its subsidiaries account for the securitization as a sale if it meets the conditions required in FASB Statement No. 140 (“Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”). Under Japanese GAAP, in the case of accounting for financing leases in the same manner as operating leases, the securitization is accounted as a financing transaction secured by the future lease payments.

(b) Origination cost on installment loans

     Under U.S. GAAP, certain loan origination costs are being deferred and amortized over the loan term using the interest method.

     On the other hand, under Japanese GAAP, those origination costs are recognized as expenses at the inception.

(c) Depreciation of operating leases properties

     Under U.S. GAAP, revenues from operating leases are recognized on a straight-line basis over the contract terms. And operating lease assets are depreciated over their estimated useful lives mainly on a straight-line method.

     On the other hand, Japanese GAAP allows that operating assets are depreciated using either constant percentage method or straight-line method.

(d) Impairment of long-lived assets

     Under U.S. GAAP, long-lived assets and certain identifiable intangibles to be held and used by the Company and its subsidiaries are reviewed for impairment, whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the sum of undiscounted future cash flows expected to be generated by the assets is less than the carrying amount of the assets, impairment losses are recognized based on the fair value of the assets.

     It is expected that a similar accounting principal will be adopted in Japan.

(e) Accounting for life insurance operations

     Based on FASB Statement No. 60 (“Accounting and Reporting by Insurance Enterprises”), certain costs associated with writing insurances (“deferred policy acquisition costs”) are being deferred and amortized over the respective policy periods in proportion to anticipated premium revenue. Under Japanese GAAP, such costs are recorded as expenses currently in earnings in each accounting period.

     In addition, under U.S. GAAP, although policy liabilities for future policy benefits are established for by the net level premium method, based on actuarial estimates of the amount of future policyholder benefits, these are calculated by the methodology which relevant authorities accept in Japan.

(f) Derivative Financial Instruments and Hedging

     In principal, under both U.S. GAAP and Japanese GAAP, derivative instruments are carried at fair value with changes included in the current period income or loss unless certain hedge accounting criteria are met. The accounting treatment for hedging differs between U.S. GAAP and Japanese GAAP (see Note 2 (i)).

     Under U.S. GAAP, hedging relationships must be designated individually, and accounting treatment differs between fair value hedge and cash flow hedge.

     On the other hand, Japanese GAAP allows the changes in fair value of hedging instruments to be deferred until the hedging relationship ceases, if derivative instruments are used for hedging purposes either as fair value hedge or cash flow hedge and meet certain hedging criteria.

     In addition, for the leasing industry, if hedging relationships designated before March 2001 are effective in total, these transactions can be accounted for as hedging under deferral hedging accounting treatment on condition that the relationships meet certain hedging criteria.

     In connection with the accounting treatment of conversion options, under U.S. GAAP, conversion options are bifurcated from the convertible bonds and are recorded as stand-alone derivative contracts. On the other hand, under Japanese GAAP, convertible bonds are required to be accounted for ordinary bonds.

(g) Accounting for business combinations, goodwill and other intangible assets

     Under U.S. GAAP, all business initiated combinations after June 30, 2001 are accounted for using the purchase method. Accounting for business combinations using the pooling of interests method is no longer allowed.

     Goodwill and intangible assets that have indefinite useful lives are not amortized and tested at least annually for impairment.

     Under Japanese GAAP, goodwill is amortized over appropriate period within twenty years.

(h) Accounting for Pension Plans

     Under U.S. GAAP, the Company and its subsidiaries adopted FASB Statement No.87 (“Employer’s Accounting for Pensions”) and recorded pension costs based on amounts determined using actuarial methods. Minimum pension liabilities are recorded when the accumulated benefit obligation exceeded the fair value of plan assets and accrued pension costs. A corresponding amount is recognized as an intangible asset to the extent of the unrecognized prior service cost, and the balance is recorded as a component of accumulated other comprehensive income, net of tax.

     Under U.S. GAAP, unrealized net actuarial loss is amortized using a corridor test. But under Japanese GAAP, the unrealized net actuarial loss is amortized over a certain term within the average remaining service period of employees expected to receive related benefits.

(i) Accounting for debt discounts and expenses

     U.S. GAAP requires that a bond, offset by debt discount and expenses, is recorded as liability in the statements of financial position. U.S. GAAP also requires that the amortization of debt discounts and expenses is computed using the interest method over the redemption term.

     In general, a bond is recorded at face value under Japanese GAAP. Also, debt discounts and expenses are deferred and amortized using the straight-line method from the effective date to the redemption date.

(j) Segment Information

     In accordance with FASB Statement No. 131 (“Disclosure about Segment of an Enterprise and Related information”), segment financial information based on that which is regularly used by management for evaluating segment performance and deciding how to allocate.

     Japanese GAAP requires disclosure of the information according to kind on the enterprise on the basis of products, the information according to location on the basis of the location of a selling agency, and the overseas sales information on the basis of a customer’s location.

(k) Classification in Consolidated Statements of Cash Flows

     Classification in the statements of cash flows under U.S. GAAP is based on FASB Statement No. 95 (“Statement of Cash Flows”), which differs from Japanese GAAP. As significant differences, purchase of lease equipment and principal payments received under direct financing leases, proceeds from sales of operating lease assets, installment loans made to customers and principal collected on installment loans are included in “Cash Flows from Investing Activities” in U.S. GAAP while they are classified as “Cash Flows from Operating Activities” in Japanese GAAP.

     In addition, net proceeds from securitization of lease receivables are accounted for as a sale, and loan receivables are classified as “Cash Flows from Investing Activities” in U.S. GAAP, while net proceeds from securitization of lease receivables and its repayments are included in “Cash Flows from Financing Activities”, and net proceeds from securitization of loan receivables are classified as “Cash Flows from Operating Activities” under Japanese GAAP.

2. Significant Accounting and Reporting Policies

(a) Principles of consolidation

     The consolidated financial statements include the accounts of the Company and all of its subsidiaries. Investments in 20%-50% owned affiliates are accounted for by using the equity method. A lag period of up to 90 days may be used when considered necessary and appropriate for recognizing the results of affiliates.

     Subsidiaries with closing dates different from that of the Company close their books with necessary adjustments for consolidation purpose at fiscal year-end closing date.

     All significant intercompany accounts and transactions have been eliminated in consolidation.

(b) Use of estimates

     The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company has identified five areas where it believes assumptions and estimates are particularly critical to the financial statements. These are the determination of the allowance for doubtful receivables on direct financing leases and probable loan losses (see (f)), the determination of impairment of investment in securities (see (g)), the determination of impairment of long-lived assets (see (v)) and goodwill (see (t)), the determination and periodic reassessment of the unguaranteed residual value for direct financing leases and operating leases (see (d)), and the determination and reassessment of insurance policy liabilities and deferred policy acquisition costs (see(e)).

(c) Foreign currencies translation

     The Company and its subsidiaries maintain their accounting records in their functional currency.

     Transactions in foreign currencies are recorded in the entity’s functional currency based on the prevailing exchange rates on the transaction date.

     The financial statements of foreign subsidiaries and affiliates are translated into Japanese yen by applying the exchange rates in effect at the end of each fiscal year to all assets and liabilities. Income and expenses are translated at the average rates of exchange prevailing during the fiscal year. The currencies in which the operations of the foreign subsidiaries and affiliates are conducted are regarded as the functional currencies of these companies. Foreign currency translation adjustments reflected in accumulated other comprehensive income (loss) in shareholders’ equity are from the translation of foreign currency financial statements into Japanese yen.

(d) Recognition of revenues

Direct financing leases—Direct financing leases consist of full-payout leases for various equipment types, including office equipment, industrial machinery and transportation equipment (aircraft, vessels and automobiles). The excess of aggregate lease rentals plus the estimated unguaranteed residual value over the cost of the leased equipment constitutes the unearned lease income to be taken into income over the lease term. The estimated residual values represent estimated proceeds from the disposition of equipment at the time the lease is terminated. Estimates of unguaranteed residual values are based on current market values of used equipment and estimates of when and how much equipment will become obsolete. Certain direct lease origination costs (“initial direct costs”) are being deferred and amortized over the lease term as a yield adjustment. The unamortized balance of initial direct costs is reflected as a component of investment in direct financing leases. Amortization of unearned lease income and direct financing lease origination cost is computed using the interest method.

Installment loans—Interest income on installment loans is recognized on an accrual basis. Certain direct loan origination costs, offset by loan origination fees (“loan origination costs, net”), are being deferred and amortized over the contractual term of the loan as an adjustment of the related loan’s yield using the interest method.

     Interest payments received on impaired loans are recorded as interest income unless the collection of the remaining investment is doubtful at which time payments received are recorded as reductions of principal (see Note 8).

Non-accrual policy—Revenues on direct financing leases and installment loans are no longer accrued at the time when principal or interest is past due more than 180 days, or earlier, if management believes their collectibility is doubtful. Accrued but uncollected interest is reclassified to investment in direct financing leases or installment loans in the accompanying consolidated balance sheets and becomes subject to the allowance for doubtful receivables and probable loan loss process. Cash repayments received on these accounts are applied first against any due but unpaid principal payments with the balance taken to income until qualifying for a return to accrual status.

Operating leases—Revenues from operating leases are recognized on a straight-line basis over the contract terms. Operating lease assets are recorded at cost and are depreciated over their estimated useful lives mainly on a straight-line basis. Gains or losses arising from dispositions of operating lease assets are included in operating lease revenues. Estimates of residual values are based on current market values of used equipment and estimates of when and how much equipment will become obsolete.

Brokerage commissions and gains on investment securities—Brokerage commissions and gains on investment securities are recorded on a trade date basis.

Residential condominiums—Revenues from the sales of residential condominiums are recognized when a contract is in place, a closing has taken place, the buyer’s initial and continuing investment is adequate to demonstrate a commitment to pay for the property and the Company and its subsidiaries do not have a substantial continuing involvement in the property.

(e) Insurance premiums and expenses

     Premium income from life insurance policies are recognized as earned premiums when due. Life insurance benefits are recorded as expenses when they are incurred. Policy liabilities for future policy benefits are established for by the net level premium method, based on actuarial estimates of the amount of future policyholder benefits. The policies are characterized as long-duration policies and mainly consist of endowments, term life insurance and whole life insurance. Computation of policy liabilities and reserves necessarily includes assumptions about mortality, lapse rates and future yields on related investments and other factors applicable at the time the policies are written. The average rate of assumed investment yields is 2.0% for fiscal 2003. The Company continually evaluates the potential for changes in the estimates and assumptions applied in determining policy liabilities, both positive and negative, and uses the results of these evaluations both to adjust recorded liabilities and to adjust underwriting criteria and product offerings.

     FASB Statement No. 60 (“Accounting and Reporting by Insurance Enterprises”) requires insurance companies to defer certain costs associated with writing insurances (“deferred policy acquisition costs”) and amortize over the respective policy periods in proportion to anticipated premium revenue. Deferred policy acquisition costs are the costs related to the acquisition of new and renewal insurance policies and consist primarily of first-year commissions in excess of recurring policy maintenance costs and certain variable costs and expenses for underwriting policies. Amortization charged to income for fiscal 2003 amounted to (Y) 11,740 million.

(f) Allowance for doubtful receivables on direct financing leases and probable loan losses

     The allowance for doubtful receivables on direct financing leases and probable loan losses is maintained at a level which, in the judgment of management, is adequate to provide for probable losses on lease and loan portfolios that can be reasonably anticipated. The allowance is increased by provisions charged to income and is decreased by charge-offs, net of recoveries.

     Developing the allowance for doubtful receivables on direct financing leases and probable loan losses is subject to numerous estimates and judgments. In evaluating the adequacy of the allowance, management considers various factors, including the nature and characteristics of the obligor, current economic conditions, credit concentrations or deterioration in pledged collateral, historical loss experience, delinquencies and future cash flows expected to be received. Generally, large-balance non-homogeneous loans are individually evaluated based on the present value of expected future cash flows or the fair value of the collateral securing the loans. Smaller-balance homogeneous loans and lease receivables are collectively evaluated considering current economic conditions and trends, the value of the collateral under-lying the loans and leases, prior charge-off experience, delinquencies and non-accruals.

     Receivables are charged off when, in the opinion of management, the likelihood of any future collection is believed to be minimal. The Company and its subsidiaries do not have a practice of charging loans off after they are past due for a specific arbitrary period, for example, six months or one year.

(g) Investment in securities

     Trading securities are reported at fair value with unrealized gains and losses included in income.

     Available-for-sale securities are reported at fair value, and unrealized gains or losses are recorded through other comprehensive income (loss), net of applicable income taxes.

     Held-to-maturity securities are recorded at amortized cost.

     Generally, the Company and its subsidiaries recognize losses related to available-for-sale securities and held-to-maturity securities for which the market price has been significantly below the acquisition cost (or current carrying value if an adjustment has been made in the past) for more than six months. In deter-mining whether the decline in the market value of a debt security is other than temporary, the Company and its subsidiaries consider whether there has been a significant deterioration in a bond issuer’s credit rating, an issuer’s default or a similar event. In addition, the Company and its subsidiaries charge against income losses related to securities in certain other situations where, even though the market value has not remained significantly below the carrying value for six months, the decline in the market value of a security is based on economic conditions and not just general declines in the related market and where it is considered unlikely that the market value of the security will recover within the next six months. For financial periods prior to the quarter ended March 31, 2003, the period used for considering whether impairment was other than temporary was twelve months.

     However, with respect to equity securities, if the Company and its subsidiaries have a significant long-term business relationship with the company, management considers the probability of the market value recovering within the following six months. As part of this review, the company’s operating results, net asset value and future performance forecasts as well as general market conditions are taken into consideration. If management believes, based on this review, that the market value of an equity security may realistically be expected to recover, the loss will continue to be classified as temporary. Temporary declines in market value are recorded through other comprehensive income (loss), net of applicable income taxes. If after an additional six months the market value is still significantly below the acquisition cost, the loss will be considered other than temporary and the decline in market value charged to income. For the financial periods prior to the quarter ended March 31, 2003, the additional consideration period was twelve months.

(h) Securitized assets

     The Company and its subsidiaries have securitized and sold to investors certain lease receivables, loan receivables and investment in securities. In the securitization process, the assets to be securitized (“the assets”) are sold to special-purpose entities that issue asset-backed securities to the investors (see Note 11 (d)). The Company and its subsidiaries account for the sale when control over the assets is surrendered. When the Company and its subsidiaries sell the assets in a securitization transaction, the carrying value of the assets is allocated to the portion retained and the portion sold, based on relative fair values. The Company and its subsidiaries recognize gains or losses for the difference between the net proceeds received and the allocated carrying value of the assets sold. Any gain or loss from a securitization transaction is recorded as revenue of direct financing leases, interest on loans and investment securities, or brokerage commissions and net gains on investment securities.

     Retained interests include subordinated interests, servicing assets, excess spread assets and cash collateral. Retained interests are initially recorded at allocated carrying value of the assets based on their fair value and are periodically reviewed for impairment. When a decline in fair value below the carrying value of a retained interests is other than temporary, the Company and its subsidiaries consider the value of the retained interests to be impaired and record a write-down of the retained interests to fair value.

     Fair values of retained interests are estimated by determining the present value of future expected cash flows based on management’s estimates of key assumptions, including expected credit loss, discount rate and prepayment rate.

(i) Derivative financial instruments

     On April 1, 2001, the Company and its subsidiaries adopted FASB Statement No. 133 (“Accounting for Derivative Instruments and Hedging Activities”) and FASB Statement No. 138 (“Accounting for Certain Derivative Instruments and Certain Hedging Activity, an amendment of FASB Statement No. 133”). All derivatives are recognized on the balance sheet at their fair values. On the date the Company or a subsidiary enters into a derivative contract, the Company or its subsidiary designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (“fair value” hedge), a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (“cash flow” hedge), a foreign-currency fair-value or cash-flow hedge (“foreign currency” hedge), a hedge of a net investment in foreign operation or a non-hedging transaction. For all hedging relationships, at inception the Company and its subsidiaries formally document the risk-management objective and strategy for undertaking the hedge transaction. The Company and its subsidiaries also document the hedged risk, the hedge type and the hedging instrument for each hedging activity. The Company and its subsidiaries also formally assess, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not highly effective for a hedge, hedge accounting is discontinued.

     Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged asset or liability or unrecognized firm commitment of the hedged item that is attributable to the hedged risk, are recorded in earnings. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income (loss) to the extent that the derivative is effective as a hedge, until earnings are affected by the variability in cash flows of the designated hedged item. Changes in the fair value of derivatives that are highly effective as hedges and that are designated and qualify as foreign-currency hedges are recorded in either earnings or other comprehensive income (loss), depending on whether the hedge transaction is a fair-value hedge or a cash-flow hedge. However, if a derivative is used as a hedge of a net investment in a foreign operation, its changes in fair value, to the extent effective as a hedge, are recorded in the cumulative translation adjustments account within other comprehensive income (loss). The ineffective portion of the change in fair value of a derivative instrument that qualifies as either a fair-value hedge or a cash-flow hedge is reported in earnings.

     The Company and its subsidiaries discontinue hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is no longer designated as a hedging instrument, because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment, or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

     When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, the Company continues to carry the derivative on the balance sheet at its fair value and no longer adjusts the hedged asset or liability for changes in fair value. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the Company and its subsidiaries continue to carry the derivative on the balance sheet at its fair value, removes any asset or liability that was recorded pursuant to recognition of the firm commitment from the balance sheet, and recognize any gain or loss in earnings. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the Company and its subsidiaries continue to carry the derivative on the balance sheet at its fair value with subsequent changes in fair value included in earnings, and gains and losses that were accumulated in other comprehensive income (loss) are recognized immediately in earnings. In all other situations in which hedge accounting is discontinued, the Company and its subsidiaries continue to carry the derivative at its fair value on the balance sheet and recognize any subsequent changes in its fair value in earnings.

     The Company and its subsidiaries also hold derivative instruments for trading purposes, customer accommodation or not qualified as hedging instruments. The Company and its subsidiaries record these derivative instruments on the balance sheet at fair value. The changes in fair values are recorded in earnings.

     The Company and its subsidiaries occasionally purchase or originate financial instruments that contain an embedded derivative instrument. Upon acquisition of such financial instrument, the Company and its subsidiaries assess whether the economic characteristics of the embedded derivative instrument are clearly and closely related to the economic characteristics of the financial instrument (“host contract”), whether the financial instrument that embodies both the embedded derivative instrument and the host contract is currently measured at fair value with changes in fair value reported in earnings, and whether a separate instrument with the same terms as the embedded instrument would meet the definition of a derivative instrument. If the embedded derivative instrument is determined not to be clearly and closely related to the host contract, is not currently measured at fair value with changes in fair value reported in earnings, and the embedded derivative instrument would qualify as a derivative instrument, the embedded derivative instrument is separated from the host contract and valued at fair value with changes recorded in earnings.

     Prior to the adoption of FASB Statement No. 133, the Company and its subsidiary used interest rate derivative contracts to hedge mismatches between assets and liabilities. These interest derivatives were accounted for by an accrual method as an adjustment to the interest income or expense of the hedged items. Premiums paid for interest options were deferred and amortized over the terms of options. The amortization expense was recorded as an adjustment to the hedged items.

     Valuation gains and losses of forward foreign exchange contracts and foreign currency swaps designated as hedging the foreign currency denominated assets and liabilities were recognized as an adjustment to the value of the related hedged asset or liability. Realized or unrealized gains or losses of forward foreign exchange contracts and borrowings denominated in foreign currencies which were designated for hedging net investment in foreign entities were recorded in shareholders’ equity as foreign currency translation adjustments, which was a part of accumulated other comprehensive income (loss). All other foreign exchange contracts were marked to market and gains or losses were charged to earnings. If a hedging derivative contract was terminated early, any resulting gain or loss was charged to earnings. And if the assets or liabilities hedged were sold or otherwise disposed of, the related gains and losses on the terminated derivative contracts were recognized as a component of the gain or loss on disposition of the related assets or liabilities.

(j) Stock-based compensation

     Stock-based compensation expense is accounted in accordance with APB Opinion No. 25 (“Accounting for Stock Issued to Employees”) as permitted by FASB Statement No. 123 (“Accounting for Stock-Based Compensation”) amended by FASB Statement No. 148 (“Accounting for Stock-Based Compensation—Transition and Disclosure”). This statement provides entities a choice of recognizing related compensation expense by adopting the fair value method or to continue to measure compensation using the intrinsic value approach under APB Opinion No. 25. The Company chose to use the intrinsic value approach and recognized no compensation expense in fiscal 2003.

     Had compensation cost for the Company’s stock option plans been determined consistent with FASB Statement No. 123, net income and earnings per share (EPS) in fiscal 2003 would have been as follows:

Millions of yen

As reported:
Net income	30,243
Less: Total stock-based compensation expenses determined by fair value based method, net of taxes	(1,726)
Pro forma:
Net income	28,517

Yen

Net income—
As reported:
Basic EPS	361.44
Diluted EPS	340.95
Pro forma:
Basic EPS	340.81
Diluted EPS	321.55

(k) Income taxes

     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if, based on the weight of available evidence, it is “more likely than not” that some portion or all of the deferred tax asset will not be realized.

(l) Capitalization of interest costs

     The Company and its subsidiaries capitalized interest costs (Y) 490 million in fiscal 2003, related to specific long-term development projects.

(m) Stock splits

     Stock splits implemented prior to October 1, 2001 have been accounted for by transferring an amount equivalent to the par value of the shares from additional paid-in capital to common stock as required by the Japanese Commercial Code (the “Code”). No accounting recognition is made for stock splits when common stock already includes a portion of the proceeds from shares issued at a price in excess of par value. This method of accounting is in conformity with accounting principles generally accepted in Japan.

     Based on an amendment to the Code, effective on October 1, 2001, the above-mentioned method of accounting based on the regulation has become unnecessary.

     In the United States, stock splits in comparable circumstances are considered to be stock dividends and are accounted for by transferring from retained earnings to common stock and additional paid-in capital amounts equal to the fair market value of the shares issued. Common stock is increased by the par value of the shares and additional paid-in capital is increased by the excess of the market value over par value of the shares issued. Had such stock splits made prior to October 1, 2001 been accounted for in this manner, additional paid-in capital as of March 31, 2003 would have increased by approximately (Y) 24,674 million, with a corresponding decrease in retained earnings. Total shareholders’ equity would remain unchanged. A stock split on May 19, 2000 was excluded from the above amounts because the stock split was not considered to be a stock dividend under accounting principles generally accepted in the United States of America.

(n) Cash and cash equivalents

     Cash and cash equivalents include cash on hand, deposits placed with banks and short-term highly liquid investments with original maturities of three months or less.

(o) Restricted cash

     Restricted cash consists of cash held in trusts for the segregation of assets under an investor protection fund and deposits related to servicing agreements.

(p) Other operating assets

     Other operating assets consist primarily of operating facilities (including golf courses, hotels and a training facility) and inventories. Operating facilities are stated at cost less accumulated depreciation, and depreciation is calculated mainly on the straight-line basis over the estimated useful lives of the assets. Accumulated depreciation is (Y) 9,837 million as of March 31, 2003. Estimated useful lives range up to 50 years for buildings, up to 60 years for fixtures and up to 20 years for machinery and equipment.

(q) Other receivables

     Other receivables consist primarily of payments made on behalf of lessees for property tax, maintenance fees and insurance premiums in relation to direct financing lease contracts and receivables from the sale of lease assets.

(r) Advances

     Advances include advance payments made in relation to purchases of assets to be leased and advance and/or progress payments for acquisition of real estate for sale.

(s) Office facilities

     Office facilities are stated at cost less accumulated depreciation. Depreciation is calculated on a declining-balance basis or straight-line basis over the estimated useful lives of the assets. Accumulated depreciation is (Y) 23,234 million as of March 31, 2003. Estimated useful lives range up to 50 years for buildings and fixtures and up to 20 years for machinery and equipment.

(t) Other assets

     Other assets consist primarily of the excess of purchase prices over the net assets acquired in acquisitions (goodwill), deferred policy acquisition costs which are amortized over the contract periods, other intangible assets and leasehold deposits.

     The amount of goodwill is (Y) 18,510 million as of March 31, 2003.

     Until March 31, 2002, the Company and its subsidiaries amortized goodwill over the periods ranging from 5 to 25 years, with respect to acquisitions that occurred prior to July 1, 2001. Beginning April 1, 2002 (July 1, 2001 for acquisitions occurring on or after that date), the Company and its subsidiaries ceased amortization of goodwill pursuant to the provisions of FASB Statement No. 142 (“Goodwill and Other Intangible Assets”) (see (z)).

(u) Trade notes, accounts payable and other liabilities

     Trade notes, accounts payable and other liabilities include derivative payables and minority interests.

(v) Impairment of long-lived assets

     Effective April 1, 2002, the Company and its subsidiaries adopted FASB Statement No. 144, (“Accounting for the Impairment or Disposal of Long-Lived Assets”), FASB Statement No. 144 superseded FASB Statement No. 121, (“Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of”). Under FASB Statement No. 144, impairment losses are recorded with respect to long-lived assets used in operations, consisting primarily of real estate development projects, golf courses and other operating assets, when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. The net carrying value of assets not recoverable is reduced to fair value if lower than the carrying value. In determining fair value, recent transactions involving sales of similar assets, appraisals prepared internally by the Company’s own staff of appraisers, independent third party appraisals and other valuation techniques are utilized.

(w) Advertising

     The costs of advertising are expensed as incurred. The total amount charged to advertising expense in fiscal 2003 is (Y) 9,472 million.

(x) Restructuring costs

     During April 2001, a subsidiary in the United States announced its intention to consolidate certain of its U.S. locations into one location. The consolidation allowed the subsidiary to substantially reduce operating expenses, increase efficiency and redesign processes as the subsidiary pursues new business opportunities. In connection therewith, in accordance with EITF Issue No.94-3 (“Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”), the subsidiary recorded accrued expenses of (Y) 93 million in fiscal 2003. This accrual is recognized in selling, general and administrative expenses in the accompanying consolidated statements of income. As of March 31, 2003, a balance of (Y) 229 million is included in trade notes, accounts payable and other liabilities in the accompanying consolidated balance sheets consisting primarily of remaining severance, relocation and lease obligations.

(y) Earnings per share

     Basic earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding in each period and diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

     Earnings per share is adjusted for any stock splits and stock dividends retroactively.

(z) New accounting pronouncements

     In June 2001, FASB Statement No. 141 (“Business Combinations”) and FASB Statement No. 142 (“Goodwill and Other Intangible Assets”) were issued. FASB Statement No. 141 revises the financial accounting and reporting for business combinations and FASB Statement No. 142 revises the financial accounting and reporting for goodwill and other intangible assets. FASB Statement No. 141 requires that all business combinations be accounted for using the purchase method. Accounting for business combinations using the pooling of interests method is no longer allowed. FASB Statement No. 141 also requires that intangible assets acquired in a business combination be recognized apart from goodwill if the intangible assets meet one of two criteria-either the contractual-legal criterion or the separability criterion. The provisions of FASB Statement No. 141 apply to all business combinations initiated or business combinations accounted for by the purchase method completed after June 30, 2001. On April 1, 2002, as a result of the adoption of FASB Statement No. 141, the Company and its subsidiaries recorded a transition gain of (Y) 1,937 million, net of tax of (Y) 353 million, as a cumulative effect of a change in accounting principle, due to the write-off of unamortized deferred credits that existed as of March 31, 2002. The deferred credits relate to an excess of the fair value over cost arising from business combinations completed and investments accounted for by the equity method acquired before July 1, 2001.

     FASB Statement No. 142 establishes how intangible assets (other than those acquired in a business combination) should be accounted for upon acquisition. It also addresses how goodwill and other intangible assets should be accounted for subsequent to their acquisition. Both goodwill and intangible assets that have indefinite useful lives will no longer be amortized but will be tested at least annually for impairment. Intangible assets with finite lives will continue to be amortized over their useful lives. The provisions of FASB Statement No. 142 were adopted in their entirety by the Company and its subsidiaries as of April 1, 2002. Impairment losses that arose, if any, due to the initial application of FASB Statement No. 142 are required to be reported as a change in accounting principle. The Company and its subsidiaries tested the transitional goodwill impairment and did not record any transition impairment. The Company and its subsidiaries ceased amortizing goodwill, including equity method goodwill, as of April 1, 2002.

     In June 2001, the FASB issued Statement No. 143 (“Accounting for Asset Retirement Obligations”), which addresses financial accounting and reporting for recognition of a liability for an asset retirement obligation and the associated asset retirement cost. Companies will be required to recognize a liability equal to the fair value of the asset retirement obligation as of the date the retirement obligation is incurred. FASB Statement No. 143 will be adopted by the Company and its subsidiaries effective April 1, 2003. The Company does not expect that adoption of this Statement will have a significant effect on the Company and its subsidiaries’ operations or financial position.

     In August 2001, the FASB issued Statement No. 144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While FASB Statement No. 144 supersedes FASB Statement No. 121 (“Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of”), it retained many of the fundamental provisions of that Statement. FASB Statement No. 144 also superseded the accounting and reporting provisions of APB Opinion No. 30 (“Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”), for the disposal of a segment of a business. However, it retains the requirement in Opinion No. 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. This Statement was effective for fiscal years beginning after December 15, 2001. Adoption of this Statement did not have a significant effect on the Company and its subsidiaries’ results of operations or financial position.

     In April 2002, the FASB issued Statement No. 145 (“Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections”), which rescinds certain authoritative pronouncements and amends, and/or clarifies the applicability of others. This Statement is effective for fiscal years beginning after May 15, 2002, but the provisions related to the amendment of FASB Statement No. 13 are effective for transactions occurring after May 15, 2002. The provisions of this Statement will fully apply to the Company as of April 1, 2003. The Company does not expect that adoption of this Statement will have a significant effect on the Company and its subsidiaries’ operations or financial position.

     In June 2002, FASB Statement No. 146 (“Accounting for Costs Associated with Exit or Disposal Activities”) was issued. FASB Statement No. 146 requires that a liability for costs associated with exit or disposal activities be recognized when the liability is incurred. Existing generally accepted accounting principles provided for the recognition of such costs at the date of management’s commitment to an exit plan. In addition, FASB Statement No. 146 requires that the liability be measured at fair value. The provisions of the new standard are effective for exit or disposal activities initiated after December 31, 2002. Adoption of this Statement did not have a significant effect on the Company and its subsidiaries’ results of operations or financial position.

     In October 2002, FASB Statement No. 147 (“Acquisitions of Certain Financial Institutions-an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9”) was issued. FASB Statement No. 72 (“Accounting for Certain Acquisitions of Banking or Thrift Institutions”) and FASB Interpretation No. 9 (“Applying APB Opinions No. 16 and 17 When a Savings and Loan Association or a Similar Institution Is Acquired in a Business Combination Accounted for by the Purchase Method”), provided interpretive guidance on the application of the purchase method to acquisitions of financial institutions. Except for transactions between two or more mutual enterprises, this Statement removes acquisitions of financial institutions from the scope of both FASB Statement No. 72 and FASB Interpretation No. 9 and requires that those transactions be accounted for in accordance with FASB Statement No. 141 and FASB Statement No. 142. The provisions of the new standard are effective for transactions entered into October 1, 2002. Adoption of this Statement did not have a significant effect on the Company and its subsidiaries’ results of operations or financial position.

     In November 2002, FASB Interpretation No. 45 (“Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”) was issued. FASB Interpretation No. 45 requires guarantors to recognize liabilities for the fair value of the obligation for guarantees within the scope of the interpretation. The recognition and measurement provision of this interpretation is effective for guarantees that are issued or amended after December 31, 2002, and the disclosure provision is effective for the current year ended March 31, 2003. There was no significant effect from adoption of this Statement on the Company and its subsidiaries’ results of operations or financial position. The Company and its subsidiaries adopted the disclosure provision of FASB Interpretation No. 45 effective March 31, 2003.

     In December 2002, FASB Statement No. 148 (“Accounting for Stock-Based Compensation—Transition and Disclosure”) was issued. This Statement amends FASB Statement No. 123 (“Accounting for Stock-Based Compensation”), to provide alternative methods for transition for a voluntary change from APB Opinion No. 25 (“Accounting for Stock Issued to Employees”) to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of FASB Statement No. 123 to require prominent disclosures about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company continues to measure compensation by APB Opinion No. 25, so there was no effect from adoption of this Statement on the Company and its subsidiaries’ results of operations or financial position. The Company adopted the disclosure requirements of FASB Statement No. 148 effective March 31, 2003.

     In January 2003, the FASB issued Interpretation No. 46 (“Consolidation of Variable Interest Entities”). FASB Interpretation No. 46 addresses consolidation by business enterprises of variable interest entities, representing those entities whose total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or whose equity investors cannot make significant decisions about the entity’s operations or do not absorb the entity’s expected losses or residual returns. The interpretation requires that the primary beneficiary (defined as the person or entity that is expected to absorb a majority of the entity’s expected losses or receive a majority of the entity’s expected residual returns or both) to consolidate the VIE. Qualifying SPEs in FASB Statement No. 140 (“Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a replacement of FASB Statement No. 125”) are not affected by the interpretation. FASB Interpretation No. 46 is immediately effective for VIEs that are created after January 31, 2003, and is effective for VIEs acquired before February 1, 2003 in the first interim period beginning after June 15, 2003. See Note 10 for further information concerning the Company’s VIEs and the likely effects of the adoption of this Statement on the Company and its subsidiaries’ results of operations or financial position.

     In April 2003, FASB Statement No. 149 (“Amendment of Statement 133 on Derivative Instruments and Hedging Activities”) was issued. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, (“Accounting for Derivative Instruments and Hedging Activities”). This Statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. All provisions of this Statement will be applied prospectively. Adoption of this Statement will not have a significant effect on the Company and its subsidiaries’ results of operations or financial position.

     In May 2003, FASB Statement No. 150 (“Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”) was issued. The Statement improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The new Statement requires that those instruments be classified as liabilities in statement of financial position. Most of the guidance in FASB Statement No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Adoption of this Statement will not have a significant effect on the Company and its subsidiaries’ results of operations or financial position.

3. Acquisitions

     On July 31, 2002, the Company acquired a 90% interest in Nittetsu Lease Co., Ltd. from Nippon Steel Corporation. The aggregate purchase price was (Y) 5,016 million. The Company acquired Nittetsu Lease in line with its plans to expand its domestic leasing operations. The results of Nittetsu Lease’s operations have been included in the consolidated financial statements since the date of acquisition. The acquisition was accounted for under the purchase method.

     The fair values of the net assets acquired from this acquisition at the date of acquisition were as follows:

Millions of yen

Investment in direct financing leases (net)	112,605
Other assets	28,970
Intangible assets other than goodwill	2,910
Goodwill (non-tax deductible)	271

Total assets acquired	144,756

Short-term and long-term debt	131,862
Other liabilities	7,878

Total liabilities assumed	139,740

Net assets acquired	5,016

     Of the (Y) 2,910 million of acquired intangible assets with an indefinite useful life other than goodwill, (Y) 1,455 million was assigned to “trademarks,” and (Y) 1,455 million was assigned as the value of a “shareholders agreement” and a “business cooperation agreement” that the Company signed with the seller, Nippon Steel Corporation.

     During fiscal 2003, the Company and its subsidiaries acquired 10 other entities for a total cost of (Y) 25,530 million, which was paid in cash. Goodwill recognized in these transactions amounted to (Y) 3,127 million, which is not deductible for income tax calculation purposes. Acquisitions were made in line with the Company’s plans to expand real estate operations and guarantee business in Japan.

     The segment in which goodwill is allocated is disclosed in Note 13 “Goodwill and Other Intangible Assets”.

4. Cash Flow Information

     Cash payments for interest and income taxes during fiscal 2003 are as follows:

Millions of yen

Interest	74,885
Income taxes	25,641

5. Investment in Direct Financing Leases

     Investment in direct financing leases at March 31, 2003 consists of the following:

Millions of yen

Minimum lease payments receivable	1,620,648
Estimated residual value	93,002
Initial direct costs	23,286
Unearned lease income	(164,628)

1,572,308

     In connection with the securitization of direct financing lease receivables, as described in Note 10, the Company and its subsidiaries retained subordinated interests of (Y) 100,424 million as of March 31, 2003, which are included in investment in the above table.

     Minimum lease payments receivable (including guaranteed residual values and subordinated interests retained) are due in periodic installments through 2021. At March 31, 2003, the amounts due in each of the next five years and thereafter are as follows:

Year ending March 31,	Millions of yen

2004	625,309
2005	392,946
2006	265,809
2007	159,907
2008	83,919
Thereafter	92,758

Total	1,620,648

     Gains and losses from the disposition of direct financing lease assets are not significant for fiscal 2003.

6. Investment in Operating Leases

     Investment in operating leases at March 31, 2003 consists of the following:

	Weighted
	average useful
	life (years)	Millions of yen

Transportation equipment	11	280,672
Measuring equipment and personal computers	3	147,333
Real estate and other	40	315,859

		743,864
Accumulated depreciation		(230,558)

Net		513,306
Rental receivables		15,738

		529,044

     For fiscal 2003, gains from the disposition of operating lease assets are (Y) 7,803 million, and are included in operating lease revenues in the consolidated statements of income.

     The operating lease contracts include non-cancelable lease terms ranging from one month to 23 years. The minimum future rentals on non-cancelable operating leases are as follows:

Year ending March 31,	Millions of yen

2004	63,561
2005	43,491
2006	29,124
2007	17,163
2008	10,201
Thereafter	31,464

Total	195,004

7. Installment Loans

     The composition of installment loans by domicile and type of borrower at March 31, 2003 is as follows:

Millions of yen

Domestic borrowers:
Consumers—
Housing loans	531,904
Card loans	271,636
Other	32,668

836,208

Commercial—
Real estate related companies	276,332
Commercial and industrial companies	821,992

1,098,324

Foreign commercial, industrial and other borrowers	333,313
Loan origination costs, net	20,194

2,288,039

     Generally, all installment loans, except card loans, are made under agreements which require the borrower to provide collateral or guarantors.

     At March 31, 2003, the contractual maturities of installment loans for each of the next five years and thereafter are as follows:

Year ending March 31,	Millions of yen

2004	610,167
2005	313,134
2006	278,578
2007	250,854
2008	207,140
Thereafter	607,972

Total	2,267,845

     Included in interest on loans and investment securities in the consolidated statements of income is interest income on loans of (Y) 115,610 million for fiscal 2003.

8. Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses

     Changes in the allowance for doubtful receivables on direct financing leases and probable loan losses for fiscal 2003 are as follows:

Millions of yen

Beginning balance	152,887
Provisions charged to income	54,706
Charge-offs	(78,744)
Recoveries	2,180
Other*	2,117

Ending balance	133,146

     *Other includes foreign currency translation adjustments and the effect of acquisitions.

     The balance of the allowance broken down into direct financing leases and installment loans at March 31, 2003 is as follows:

Millions of yen

Balance of allowance related to:
Direct financing leases	42,588
Installment loans	90,558

Total	133,146

     Under FASB Statement No. 114 (“Accounting by Creditors for Impairment of a Loan”), impaired loans shall be measured based on the present value of expected future cash flows discounted at the loan’s original effective interest rate. As a practical expedient, impairment is measured based on the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. Certain loans, such as large groups of smaller-balance homogeneous loans (these include individual housing loans and card loans) and lease receivables, are collectively evaluated for impairment. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through a valuation allowance.

     The recorded investments in loans considered impaired are (Y) 97,278 million as of March 31, 2003. Of the amount, it was determined that a valuation allowance was required with respect to loans which had outstanding balances of (Y) 63,975 million as of March 31, 2003. For such loans, the Company and its subsidiaries recorded a valuation allowance of (Y) 36,073 million as of March 31, 2003. This valuation allowance is included in the allowance for doubtful receivables on direct financing leases and probable loan losses in the accompanying consolidated balance sheets.

     The average recorded investments in impaired loans for fiscal 2003 were (Y) 102,413 million.

     The Company and its subsidiaries recognized interest income on impaired loans of (Y) 1,107 million, and collected in cash interest on impaired loans of (Y) 914 million in fiscal 2003.

     As of March 31, 2003, the amount of more than 90 days past-due direct financing leases is (Y) 47,825 million, and the amount of more than 180 days (included above) past-due direct financing leases is (Y) 39,047 million. As of March 31, 2003, the amount of more than 90 days past-due smaller-balance homogeneous loans is (Y) 60,587 million, and the amount of more than 180 days (included above) past-due smaller-balance homogeneous loans is (Y) 53,901 million.

9. Investment in Securities

     Investment in securities at March 31, 2003 consists of the following:

Millions of yen

Trading securities	12,154
Available-for-sale securities	537,888
Held-to-maturity securities	10,638
Other securities	116,755

677,435

     Gains and losses realized from the sale of trading securities and net unrealized holding gains or losses on trading securities are included in gains on investment securities, net (see Note 22).

     For fiscal 2003, net unrealized holding gains and losses on trading securities are losses of (Y) 1,610 million.

     During fiscal 2003, the Company and its subsidiaries sold available-for-sale securities for aggregate proceeds of (Y) 264,021 million, resulting in gross realized gains of (Y) 9,822 million and gross realized losses of (Y) 2,234 million. The cost of the securities sold was based on the average cost of each such security held at the time of the sale.

     During fiscal 2003, the Company and its subsidiaries charged losses on securities of (Y) 14,325 million, to income for declines in market value of available-for-sale securities and held-to-maturity securities where the decline was considered as other than temporary.

     Other securities consist mainly of non-marketable equity securities, preferred capital shares carried at cost and investment funds accounted for under the equity method.

     The amortized cost basis amounts, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale and held-to-maturity securities in each major security type at March 31, 2003 are as follows:

	Millions of yen

		Gross	Gross
	Amortized	unrealized	unrealized
	cost	gains	losses	Fair Value

Available-for-sale:
Japanese and foreign government bond securities	41,466	173	(100)	41,539
Japanese prefectural and foreign municipal bond securities	13,826	91	(51)	13,866
Corporate debt securities	309,551	2,281	(4,633)	307,199
Mortgage-backed and other asset-backed securities	133,812	5,344	(3,355)	135,801
Funds in trust	4,606	—	(942)	3,664
Equity securities	25,476	12,956	(2,613)	35,819

	528,737	20,845	(11,694)	537,888

Held-to-maturity:
Asset-backed securities	10,638	397	(5)	11,030

	10,638	397	(5)	11,030

     The following is a summary of the contractual maturities of debt securities classified as available-for-sale and held-to-maturity securities held at March 31, 2003:

	Millions of yen

	Amortized cost	Fair value

Available-for-sale:
Due within one year	125,091	125,297
Due after one to five years	200,228	199,829
Due after five to ten years	103,215	100,734
Due after ten years	70,121	72,545

	498,655	498,405

Held-to-maturity:
Due within one year	—	—
Due after one to five years	—	—
Due after five to ten years	10,638	11,030
Due after ten years	—	—

	10,638	11,030

     Securities not due at a single maturity date, such as mortgage-backed securities, are included in the above table based on their final maturities.

     Certain borrowers may have the right to call or prepay obligations. This right may cause actual maturities to differ from the contractual maturities summarized above.

     Included in interest on loans and investment securities in the consolidated statements of income is interest income on investment securities of (Y) 15,980 million for fiscal 2003.

10. Securitization Transactions

     During fiscal 2003, the Company and its subsidiaries sold direct financing lease receivables and installment loans in securitization transactions. Certain information with respect to these transactions is as follows:

Millions of yen

Direct financing leases:
Balance securitized	150,956
Gains recognized on securitization	3,205
Subordinated interests retained	25,388
Installment loans:
Balance securitized	78,674
Gains recognized on securitization	6,444
Subordinated interests retained	32,850

     Regarding securitizations of direct financing lease receivables, for fiscal 2003, revenues from retained interests of (Y) 12,348 million are included in revenues from direct financing leases in the consolidated statements of income. Regarding securitizations of installment loans, revenues from retained interests of (Y) 7,075 million are included in interest on loans and investment securities in the consolidated statements of income.

     Retained interests are subordinate to the investors’ interests. Their value is subject to credit risk, interest rate risk and prepayment risk on the sold financial assets. The investors and special-purpose entities have no recourse to the Company or its subsidiaries’ other assets for failure of debtors to pay.

     As of March 31, 2003, there were no significant servicing assets and liabilities related to the Company and its subsidiaries’ securitization transactions.

     Economic assumptions used in measuring the retained interests related to securitization transactions completed during fiscal 2003 are as follows:

		Installment loans
	Direct financing
	leases	Card loans	Mortgage loans

Expected credit loss	0.03%–1.70%	0.84%–1.42%	0.69%
Discount rate	2.35%–5.36%	1.26%–1.35%	0.68%–2.11%
Annual prepayment rate (*1)	—	—	5.95%

(*1) With respect to direct financing leases and card loans, the Company and its subsidiaries did not make separate assumptions for prepayment rates but considered the effect of prepayments in estimating discount rates or principal payments.

     Retained interests from securitization transactions in fiscal 2003 and prior years are recorded in the consolidated balance sheets at March 31, 2003. Key economic assumptions used in measuring the fair value of retained interests as of March 31, 2003, and the impacts of 10% and 20% adverse changes to the assumptions on the fair value are as follows:

		Installment loans
	Direct financing			Investment
	leases	Card loans	Mortgage loans	in securities

Expected credit loss	0.03%–1.70%	0.86%–1.42%	0.68%	4.13%
Discount rate	0.91%–7.70%	1.14%–1.29%	0.43%–2.11%	14.28%
Annual prepayment rate (*2)	4.81%	—	6.39%	—

(*2) With respect to card loans, the Company’s subsidiary did not make separate assumptions for prepayment rates but considered the effect of prepayments in estimating principal payments.

	Millions of yen

		Installment loans

	Direct financing		Mortgage	Investment
	leases	Card loans	loans	in securities

Fair value of retained interests	101,582	49,412	6,573	3,827
Weighted average life (in years)	1.0–6.3	—	2.5–11.3	—
Expected credit loss:
+10%	871	213	26	638
+20%	1,740	434	52	1,237
Discount rate:
+10%	916	328	29	154
+20%	1,823	656	59	298
Prepayment rate:
+10%	234	—	78	—
+20%	466	—	149	—

     These sensitivities are hypothetical and should be used with caution. As the amounts indicate, changes in fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in the above table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

     Certain cash flows received from/(paid) to special-purpose entities for all securitization activities in fiscal 2003 are summarized as follows:

Millions of yen

Proceeds from new securitizations	239,050
Servicing fees received	470
Cash flows received on interests retained	21,201
Repurchases of delinquent assets	(114)
Repurchases of ineligible assets	(26,008)

     Quantitative information about delinquencies, net credit losses, and components of securitized financial assets and other assets managed together in fiscal 2003 are as follows:

	Millions of yen

		Principal
		amount of receivables
	Total principal	more than 90 days
	amount of	past-due and	Net credit
	receivables	impaired loans	losses

Types of assets:
Direct financing leases	1,897,391	47,825	25,445
Installment loans	2,425,906	157,865	51,119

Total assets managed or securitized	4,323,297	205,690	76,564

Less: assets securitized	(462,950)

Assets held in portfolio	3,860,347

     A subsidiary entered into a collateralized bond obligation transaction in fiscal 1999 and accounted for the transaction as a sale. The assets securitized as a result of the transaction are (Y) 45,478 million as of March 31, 2003 and are not included in the table above.

     In fiscal 2003 and prior years, the Company and its subsidiaries entered into other lease receivable securitization programs that are not accounted for as sales. The payables under these securitization programs of (Y) 105,281 million are included in long-term debt, and the minimum lease payments receivable of (Y) 141,664 million and cash collateral of (Y) 3,242 million are included in investment in direct financing leases and other assets in the consolidated balance sheets as of March 31, 2003.

11. Business Transactions with Special Purpose Entities

     The Company and its subsidiaries use special purpose companies, partnerships and trusts (herein after referred to as SPEs) in the ordinary course of business. These SPEs are not always accompanied by and are not generally controlled by voting rights. FASB Interpretation No. 46, (“Consolidation of Variable Interest Entities”) would be used to determine when SPEs are to be included in the Company’s consolidated financial statements. FASB Interpretation No. 46 is immediately effective for SPEs that are created after January 31, 2003, and is effective for SPEs created before February 1, 2003 in the first interim period beginning after June 15, 2003. FASB Interpretation No. 46 addresses consolidation by business enterprises of SPEs within the scope of the interpretation. Generally these SPEs are entities where a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties or b) as a group the holders of the equity investment at risk do not have (1) the direct or indirect ability to make decisions about an entity’s activities through voting rights or similar rights, or (2) the obligation to absorb the expected losses of the entity if they occur or (3) the right to receive the expected residual returns of the entity if they occur. There are certain exceptions to these general criteria. Entities within the scope of the Interpretation are called variable interest entities (“VIEs”). The variable interest holder who will absorb a majority of the expected losses or receive a majority of the expected residual returns or both is defined as the primary beneficiary of the entity. VIEs are consolidated by the primary beneficiary of the entity.

     Information about significant SPEs for the Company and its subsidiaries are as follows:

(a) SPEs for liquidating customer assets

     The Company and its subsidiaries may use SPEs when we structure financing for customers that is based on liquidation of specific customer assets. The SPE is typically used to provide a structure that is bankruptcy remote with respect to the customer and the use of an SPE structure is requested by such customer. Such SPEs typically acquire the assets to be liquidated from the customer, borrow non-recourse loans from financial institutions and have an equity investment made by the customer. By using cash flows from the liquidated assets, the SPE repays the loan and pays a dividend to equity investors if sufficient funds exist.

     The Company and its subsidiaries occasionally invest in such SPEs and also make loans to these SPEs. The Company and its subsidiaries are evaluating each of these SPEs created before February 1, 2003 pursuant to FASB Interpretation No. 46, and have not yet completed the analysis. Management believes that it is reasonably possible that the Company and its subsidiaries will either consolidate or disclose information about some of these SPEs upon adoption of FASB Interpretation No. 46.

     As of March 31, 2003, investment in such SPEs is (Y) 18,856 million and installment loans made to such SPEs are (Y) 14,210 million. The Company and its subsidiaries’ risk exposure is limited to the amount of these investments and loans. As of March 31, 2003, total assets of such SPEs are (Y) 186,512 million. SPEs created in February and March 2003 were evaluated for consolidation. No SPEs were subject to consolidation.

(b)  SPEs for acquisition of real estate and real estate development projects for customers

     Customers and the Company and its subsidiaries are involved with SPEs formed to acquire real estate and/or develop real estate projects. In each case, a customer establishes and makes an equity investment in an SPE that is designed to be bankruptcy remote from the customer. The SPEs acquire real estate and/or develop real estate projects. The Company and its subsidiaries provide non-recourse loans and/or invest in the SPE. The Company and its subsidiaries are evaluating each of these SPEs created before February 1, 2003 pursuant to FASB Interpretation No. 46, and have not yet completed the analysis. Management believes that it is reasonably possible that the Company and its subsidiaries will either consolidate or disclose information about some of these SPEs upon adoption of FASB Interpretation No. 46.

     As of March 31, 2003, investment in such SPEs is (Y) 2,685 million and installment loans made to such SPEs are (Y) 13,611 million. The Company and its subsidiaries’ risk exposure is limited to the amount of these investments and loans. As of March 31, 2003, total assets of such SPEs are (Y) 29,537 million. SPEs created in February and March 2003 were evaluated for consolidation. No SPEs were subject to consolidation.

(c)  SPEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business

     The Company and its subsidiaries acquire real estate and established SPEs to simplify the administration activities necessary for the real estate. The Company and its subsidiaries have always consolidated such SPEs even though the Company and its subsidiaries may not have voting rights since substantially all of such SPEs’ subordinated interests are issued to the Company and its subsidiaries, and therefore controlled by and for the benefit of the Company and its subsidiaries.

     As of March 31, 2003, total assets of such SPEs are (Y) 26,093 million and are mainly included in Investment in operating leases and other operating assets. As of March 31, 2003, investment in such SPEs is (Y) 8,295 million and installment loans made to such SPEs are (Y) 9,799 million.

     Certain SPEs borrow non-recourse loans from financial institutions. As of March 31, 2003, (Y) 8,452 million of SPEs’ assets are pledged as collateral for the non-recourse loans. The lenders of the non-recourse loans have no recourse to other assets of the Company and its subsidiaries.

(d) SPEs for securitization transactions

     The Company and its subsidiaries use SPEs to securitize lease receivables, installment loans and investment in securities.

     A variety of structures involving differing types of SPEs have been used in connection with these securitization transactions. Generally, the SPEs used in the securitizations were either a corporate entity or a trust that met the definition of a “qualifying special purpose entity (“QSPE”) as defined in FASB Statement No. 140 and the Company and its subsidiaries recognized the securitizations as sales.

     As the SPEs utilized by the Company and its subsidiaries meet the definition of a QSPE, excluded from the scope of Interpretation No. 46 and the accounting utilized by the Company and its subsidiaries will not change. See Note 10. “Securitization Transactions”, for information regarding the retained interests in securitization transactions.

     A subsidiary has purchased subordinated interests derived from a securitization program and has recorded it as an investment in securities. The subsidiary is currently in the process of evaluating the investments pursuant to Interpretation No. 46. It is possible that the subsidiary will be determined to be the primary beneficiary, and will therefore, be required to consolidate the VIE. The subsidiary’s maximum exposure to a loss as a result of its involvement with this VIE is only the amount currently recorded as investment in securities of (Y) 2,239 million.

(e) Kumiai structures

     In Japan, certain subsidiaries provide investment products to their customers that employ a contractual mechanism known as a kumiai, which in part result in the subsidiaries forming a type of SPE. As a means to finance the purchase of aircraft or other large-ticket items to be leased to third parties, the Company and its subsidiaries arrange and market kumiai products to investors, who invest a portion of the funds necessary into the kumiai structure. The remainder of the purchase funds are borrowed by the kumiai structure in the form of a non-recourse loan from one or more financial institutions. The kumiai investors (and any lenders to the kumiai structure) retain all of the economic risks and rewards in connection with purchase and leasing activities of the kumiai structure, and all related gains or losses are recorded on the financial statements of investors in the kumiai. The Company and its subsidiaries are responsible for the arrangement and marketing of these products, and may act as servicer or administrator in kumiai transactions. The fee income for the arrangement and administration of these transactions is recognized in the consolidated financial statements. The Company and its subsidiaries do not guarantee or otherwise have any financial commitments or exposure with respect to the kumiai or its related SPE.

     The Company has evaluated each of these structures pursuant to Interpretation No. 46 and has concluded that although the SPEs that are part of the Kumiai structure are VIEs, the Company and its subsidiaries do not have the primary beneficial interest. As a result, these SPEs are not consolidated by the Company and its subsidiaries.

12. Investment in Affiliates

     Investment in affiliates at March 31, 2003 consists of the following:

Millions of yen

Common stock, at equity value	131,388
Loans	13,586

144,974

     Certain affiliates are listed on stock exchanges. The aggregate investment in and quoted market value of those affiliates amounted to (Y) 38,664 million and (Y) 37,385 million, respectively, as of March 31, 2003.

     In fiscal 2003, the Company and its subsidiaries received dividends from affiliates of (Y) 2,060 million.

     The balance of excess of cost over the underlying equity at acquisition dates of investment in affiliates amounted to (Y) 30,487 million as of March 31, 2003.

     On March 30, 2002, the Company acquired approximately a 22% interest in The Fuji Fire and Marine Insurance Company Limited (“Fuji”) for (Y) 18,105 million. The Company has recorded its share of earnings by the equity method from the date of acquisition through December 31, 2002, the date of latest available financial statements. At March 31, 2002, the Company reflected certain preliminary estimates with respect to the value of the underlying net assets of Fuji in the Company’s consolidated financial statements. Fuji had not, prior to the investment by the Company, prepared financial statements in accordance with US GAAP. Fuji began the process of preparing financial statements in accordance with US GAAP shortly after the investment in Fuji was made by the Company. However, the process of preparing US GAAP financial statements as of the acquisition date was not completed until January 2003. At that time it was determined that the Company’s proportionate share of the fair value of the net assets acquired exceeded the acquisition cost. In accordance with the provisions of FASB Statement No. 141, the excess remaining after first reducing noncurrent assets to zero was recorded as an extraordinary gain of (Y) 3,214 million, net of tax of (Y) 2,206 million, in the quarter and year ending March 31, 2003.

     The Company formed a consortium with the Hanwha Group (a conglomerate or chaebol located in the Republic of Korea), and Macquarie Life Limited (a life insurance company located in Australia). The consortium entered into a stock purchase agreement (“Purchase Agreement”) with Korea Deposit Insurance Corporation (“KDIC”), and acquired 51% of the outstanding shares of Korea Life Insurance Co., Ltd. (“KLI”) on December 12, 2002. Pursuant to the Purchase Agreement, the Company acquired 17% of the outstanding shares for approximately 275 billion Korean won ((Y) 27,778 million) and made a payment for half of this amount on December 12, 2002. With respect to the other half of the purchase price (the “second payment”), the Company is required to make the second payment two years from the date of the Purchase Agreement. At the acquisition date, the excess of the purchase price over the Company’s proportionate share of the fair value of the net assets of KLI was equal to the purchase price of (Y) 27,778 million, as KLI had negative assets as of the acquisition date.

     The Purchase Agreement also provides that the Company and other consortium members have the right to obtain additional shares of the KLI from KDIC (“the Right”). With respect to the Right, the Company and the Hanwha Group entered into a separate agreement providing that the Company can sell the Right to the Hanwha Group at any time from the date of the acquisition through the fifth anniversary of the acquisition date. On the acquisition date, the Company sold 50% of the Right to the Hanwha Group for 21,133 million Korean won ((Y) 2,170 million) as the consideration for the Right. The Company recorded the proceeds in gain on sales of affiliates in the consolidated statements of income.

     Since the Company, through the Consortium Agreement and the Shareholders Agreement, has the ability to influence the operations and the financial policies of KLI, the Company accounts for this investment by the equity method and has recorded its share of earnings from the date of acquisition through December 31, 2002, the date of latest available financial statements.

     On June 11, 2002, ORIX JREIT Inc. (“ORIX JREIT”), a wholly-owned Japanese real estate investment corporation as of March 31, 2002, completed an initial public offering of its investment units, which had been previously issued by ORIX JREIT to the Company. Through this initial public offering, the Company as a unitholder sold to investors 80% or 98,700 units out of 123,372 units of the outstanding units of ORIX JREIT and recognized (Y) 3,174 million of gain included in other operating revenues in the accompanying consolidated statements of income for the year ended March 31, 2003. The Company received aggregate net cash proceeds from the sale of (Y) 49,528 million or (Y) 501,800 per unit. As of the date of the public offering, ORIX JREIT invested in 40 properties located in Japan, including 33 office buildings, three residential buildings and four commercial properties such as hotels and retail buildings with total assets of approximately (Y) 116,775 million.

     Subsequent to the initial public offering, the Company accounted for the remaining investment in ORIX JREIT using the equity method of accounting. In addition, ORIX JREIT entered into an asset management agreement with one of the Company’s subsidiaries and paid approximately (Y) 470 million of management fees from June 2002 to March 2003.

     Companies comprising a significant portion of investment in affiliates are Stockton Holdings Limited (29% of equity share), The Fuji Fire and Marine Insurance Company Limited (22%), ORIX JREIT Inc. (20%) and Korea Life Insurance Co., Ltd. (17%).

     Combined and condensed information relating to the affiliates accounted for by the equity method for the fiscal year ended March 31, 2003 are as follows (operation data for entities acquired during fiscal 2003 reflects only the period since the Company made the investment and on the lag basis described above):

Millions of yen

Operations:
Total revenues	378,761
Income before income taxes	44,887
Net income	34,593
Financial position:
Total assets	5,307,035
Total liabilities	5,104,873
Shareholders’ equity	202,162

The Company had no significant transactions with these companies.

13. Goodwill and Other Intangible Assets

Changes in goodwill by reportable segment for fiscal 2003 are as follows:

	Millions of yen

			Real
		Equipment	estate-
	Corporate	operating	related	Real	Life		The	Asia and
	finance	leases	finance	estate	insurance	Other	Americas	Oceania	Europe	Total

Beginning Balance	338	746	(737)	(171)	4,452	167	7,442	2,664	262	15,163
Acquired	271	—	3,002	—	—	54	—	71	—	3,398
Impairment	—	—	—	—	—	—	—	—	(274)	(274)
Other (net)*	—	—	737	171	—	—	(705)	8	12	223

Ending Balance	609	746	3,002	—	4,452	221	6,737	2,743	—	18,510

*Other includes effect of an adoption of FASB Statement No. 141 and foreign currency translation adjustments.

     As of March 31, 2003, intangible assets not subject to amortization are (Y) 3,294 million and the gross carrying amount of intangible assets subject to amortization includes software of (Y) 34,644 million and others of (Y) 6,174 million associated with accumulated amortization of (Y) 18,108 million. The aggregate amortization expense for the net carrying amount of intangible assets in fiscal 2003 is (Y) 7,440 million.

     The estimated amortization expenses for each of five succeeding fiscal years are (Y) 6,276 million in fiscal 2004, (Y) 4,917 million in fiscal 2005, (Y) 4,499 million in fiscal 2006, (Y) 3,657 million in fiscal 2007 and (Y) 2,550 million in fiscal 2008, respectively.

14. Short-Term and Long-Term Debt

     Short-term debt consists of notes payable to banks, bank overdrafts and commercial paper.

     The composition of short-term debt and the weighted average interest rate on short-term debt at March 31, 2003 is as follows:

		Weighted
	Millions of yen	average rate

Short-term debt in Japan, mainly from banks	296,310	1.1%
Short-term debt outside Japan, mainly from banks	296,861	2.2
Commercial paper in Japan	522,814	0.1
Commercial paper outside Japan	4,449	2.4

	1,120,434	0.9

     Long-term debt at March 31, 2003 consists of the following:

	Due	Millions of yen

Banks:
Fixed rate: 1.3% to 7.5%	2004–2015	198,680
Floating rate: principally based on LIBOR plus 0.0% to 0.8%	2004–2011	730,970
Insurance companies and others:
Fixed rate: 0.5% to 6.7%	2004–2011	388,646
Floating rate: principally based on LIBOR plus 0.0% to 0.6%	2005–2012	275,583
Unsecured 0.1% to 3.1% bonds	2004–2013	768,587
Unsecured 0.0% to 0.4% convertible notes	2005–2007	68,630
Unsecured 0.6% to 1.6% bonds with warrants	2004–2006	6,900
Unsecured 0.0% bonds with stock acquisition rights	2022	49,921
Unsecured 0.0% to 7.2% notes under medium-term note program	2004–2012	245,300
0.5% to 7.6% payables under securitized lease receivables	2004–2009	105,281
0.8% to 5.8% payables under securitized loan receivables	2010	18,115

		2,856,613

     The repayment schedule for the next five years and thereafter for long-term debt at March 31, 2003 is as follows:

Year ending March 31,	Millions of yen

2004	771,052
2005	713,225
2006	600,444
2007	422,554
2008	164,204
Thereafter	185,134

Total	2,856,613

     For borrowings from banks, insurance companies and other financial institutions, and for bonds, interest payments are usually paid semi-annually and principal repayments are made upon maturity of the loan contracts or bonds. For medium-term notes, interest payments are mainly made annually and principal is repaid upon maturity of the notes.

     The Company issued Euro yen convertible bonds of (Y) 40,000 million in October 1999 and (Y) 28,840 million (added premium of (Y) 840 million) in December 2001. These are currently convertible into approximately 3,381,000 shares and 1,892,000 shares of common stock at (Y) 11,831.80 and (Y) 14,800.00 per share, respectively.

     The Company issued unsecured Japanese yen bonds with warrants. These bonds were issued in conjunction with compensation plans that are described in Note 19. “Stock-Based Compensation.” These bonds in the amount of (Y) 3,500 million, (Y) 1,800 million and (Y) 1,600 million (excluding value of warrants) were issued at par in November 1999, September 2000 and July 2001, respectively.

     The Company issued U.S. dollar zero coupon senior bond of $400 million, net of unamortized discount of $622 million, in May 2002. The bond has stock acquisition rights that are currently convertible into approximately 3,136,000 shares of common stock at a conversion price of $127.44 per share. The stock acquisition rights may be exercised (1) if the closing price at Tokyo Stock Exchange for the shares for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of such quarter is more than specified conversion trigger price which will be accreted from $140.48 for the quarter including the date of issuance to $355.05 for the quarter ending the date of the bond maturity, (2) during any period in which the issuer rating or the long-term senior debt credit rating assigned to the Company is below a specified level, (3) if the bond is called for redemption or (4) if specified corporate transactions have occurred.

     Total committed lines for the Company and its subsidiaries were (Y) 862,147 million at March 31, 2003, and, of these lines, (Y) 797,449 million was available at March 31, 2003. Of the available committed lines, (Y) 86,459 million was long-term committed credit lines at March 31, 2003.

     While (Y) 80,000 million of the total committed lines at March 31, 2003 were restricted for commercial paper backup purposes, no borrowings were made under these lines.

     Some of the debt and commitment contracts contain covenant clauses. The covenants require the Company and its subsidiaries to maintain certain level of equity amounts or credit rating issued by the rating agencies. As of March 31, 2003, the Company and its subsidiaries were in compliance with their financial covenants.

     The agreements related to debt payable to banks provide that the banks under certain circumstances may request additional security for loans and have the right to offset cash deposited against any short-term or long-term debt that becomes due and, in case of default and certain other specified events, against all other debt payable to the banks. Whether such provisions can be enforced will depend upon the factual circumstances.

     In addition to the minimum lease payments receivable related to the payables under securitized lease receivables described in Note 10. “Securitization Transactions,” the short-term and long-term debt payable to financial institutions are secured by the following assets as of March 31, 2003:

Millions of yen

Minimum lease payments, loans and future rentals	85,349
Investment in securities (include repurchase facilities of (Y) 139,399 million)	139,925
Other operating assets and office facilities, net	11,756

237,030

     As of March 31, 2003, securities and other assets of (Y) 26,816 million were pledged for collateral security deposits.

     Under agreements with customers on brokerage business, the Company and its subsidiaries received customers’ securities with an approximate value of (Y) 12,319 million as of March 31, 2003, that may be sold or repledged by the Company and its subsidiaries. As of March 31, 2003, (Y) 8,363 million at market value of the securities are repledged as collateral for short-term debt.

     Loan agreements relating to short-term and long-term debt from commercial banks and certain insurance companies provide that minimum lease payments and installment loans are subject to pledges as collateral against these debts at any time if requested by the lenders. To date, the Company has not received any such requests from the lenders.

15. Deposits

     Deposits at March 31, 2003, consist of the following:

Millions of yen

Time deposits	214,801
Other deposits	47,666

Total	262,467

     The balances of time deposits, including certificates of deposit, issued in amounts of (Y) 10 million or more were (Y) 146,353 million at March 31, 2003.

     The maturity schedule of time deposits at March 31, 2003 is as follows:

Year ending March 31,	Millions of yen

2004	119,164
2005	26,143
2006	23,710
2007	22,911
2008	22,873

Total	214,801

16. Selling, General and Administrative Expenses

     Selling, general and administrative expenses in fiscal 2003 are as follows:

Millions of yen

Personnel expenses	66,155
Selling expenses	24,131
Administrative expenses	50,913
Depreciation	3,072

Total	144,271

17. Income Taxes

     Income before extraordinary gain, cumulative effect of a change in accounting principle and income taxes and the provision for income taxes in fiscal 2003 is as follows:

Millions of yen

Income before extraordinary gain, cumulative effect of a change in accounting principle and income taxes:
Domestic	36,589
Foreign	9,699

46,288

Provision for income taxes:
Current—
Domestic	43,652
Foreign	766

44,418

Deferred—
Domestic	(28,521)
Foreign	5,299

(23,222)

Provision for income taxes	21,196

     The Company and its domestic subsidiaries are subject to a National Corporate tax of 30%, an Inhabitant tax of approximately 6% and a deductible Enterprise tax of approximately 10%, which in the aggregate resulted in a statutory income tax rate of approximately 42% in fiscal 2003. The effective income tax rate is different from the statutory tax rate primarily because of certain non-deductible expenses for tax purposes, a change in valuation allowance and the effect of lower income tax rates on foreign subsidiaries and a domestic life insurance subsidiary.

     Under the provisions of FASB Statement No. 109 (“Accounting for Income Taxes”), the effect of a change in tax laws or rates is included in income in the period the change is enacted and includes a cumulative recalculation of deferred tax balances based on the new tax laws or rates. The Amendments to Local Tax Laws, enacted on March 31, 2003 (effective from April 1, 2004), decreased the statutory tax rate to approximately 40.7%. As a result, the net deferred tax liability was reduced by (Y) 2,420 million which was credited to the provision for income taxes in fiscal 2003.

     Reconciliation of the differences between tax provision computed at the statutory rate and consolidated provisions for income taxes in fiscal 2003 is as follows:

Millions of yen

Income before extraordinary gain, cumulative effect of a change in accounting principle and income taxes	46,288

Tax provision computed at statutory rate	19,441
Increases (reductions) in taxes due to:
Change in valuation allowance	2,597
Non-deductible expenses for tax purposes	1,013
Effect of a change in tax rate	(2,420)
Effect of lower tax rates on foreign subsidiaries and domestic life insurance subsidiary	(705)
Other, net	1,270

Provision for income taxes	21,196

     Total income taxes recognized in fiscal 2003 are as follows:

Millions of yen

Provision for income taxes	21,196
Income tax on extraordinary gain	2,206
Income tax on cumulative effect of a change in accounting principle	353
Income tax on other comprehensive income (loss):
Net unrealized losses on investment in securities	(7,046)
Minimum pension liability adjustments	1,986
Foreign currency translation adjustments	(835)
Net unrealized losses on derivative instruments	(445)

Total income taxes	17,415

     The tax effects of temporary differences giving rise to the deferred tax assets and liabilities at March 31, 2003 are as follows:

Millions of yen

Assets:
Net operating loss carryforwards	23,268
Allowance for doubtful receivables on direct financing leases and probable loan losses	25,514
Other operating assets	8,761
Policy liabilities	1,387
Accrued expenses	8,088
Other	9,739

76,757
Less: valuation allowance	(7,034)

69,723
Liabilities:
Investment in direct financing leases	116,583
Investment in operating leases	19,255
Investment in securities	2,219
Deferred life insurance acquisition costs	12,768
Undistributed earnings	14,797
Prepaid benefit cost	10,223
Other	5,132

180,977

Net deferred tax liability	111,254

     The valuation allowance mainly related to deferred tax assets of consolidated subsidiaries with operating loss carryforwards for tax purposes. The Company does not believe the likelihood of realizing these deferred tax assets is more likely than not. The net change in the total valuation allowance in fiscal 2003 was increases of (Y) 2,412 million.

     Certain subsidiaries have net operating loss carryforwards of (Y) 55,739 million for which deferred tax assets have been recognized as of March 31, 2003, which expire as follows:

Year ending March 31,	Millions of yen

2004	3,231
2005	3,331
2006	6,150
2007	2,111
2008	2,070
Thereafter	38,846

Total	55,739

     As of March 31, 2003, a deferred tax liability of (Y) 8,889 million has not been recognized for (Y) 84,909 million of undistributed earnings of certain foreign subsidiaries as it is the Company’s intention to permanently reinvest those earnings. The deferred tax liability will be recognized when the Company is no longer able to demonstrate that it plans to permanently reinvest undistributed earnings.

     Net deferred tax assets and liabilities at March 31, 2003 are reflected in the accompanying consolidated balance sheets under the following captions:

Millions of yen

Other assets	17,588
Income taxes: Deferred	128,842

Net deferred tax liability	111,254

18. Pension Plans

     The Company and certain subsidiaries have trusted contributory and non-contributory funded pension plans covering substantially all of their employees other than directors and corporate auditors. Under the plans, employees are entitled to lump-sum payments at the time of termination of their employment or to pension payments. The amounts of such payments are determined on the basis of length of service and remuneration at the time of termination. The Company and its subsidiaries’ funding policy is to contribute annually the amounts actuarially determined. Assets of the plans are invested primarily in interest-bearing securities and marketable equity securities.

     The funded status of the defined benefit pension plans, a substantial portion of which consists of domestic pension plans, as of March 31, 2003 is as follows:

Millions of yen

Change in benefit obligation:
Benefit obligation at beginning of year	66,715
Service cost	4,060
Interest cost	1,728
Plan participants’ contributions	535
Plan amendments	(3,076)
Actuarial loss	6,332
Foreign currency exchange rate change	(345)
Benefits paid	(1,653)
Plan curtailment	(69)
Special termination benefits	1
Acquisition and other	460

Benefit obligation at end of year	74,688

Millions of yen

Change in plan assets:
Fair value of plan assets at beginning of year	55,418
Actual return on plan assets	(7,718)
Employer contribution	7,719
Plan participants’ contributions	535
Benefits paid	(1,239)
Foreign currency exchange rate change	(261)
Acquisition and other	38

Fair value of plan assets at end of year	54,492

The funded status of the plans:
Funded status	(20,196)
Unrecognized prior service cost	(2,802)
Unrecognized net actuarial loss	45,170
Unrecognized net transition obligation	359

Net amount recognized	22,531

Amount recognized in the consolidated balance sheets consists of:
Prepaid benefit cost	25,119
Accrued benefit liability	(9,787)
Intangible asset	112
Accumulated other comprehensive income, gross of tax	7,087

Net amount recognized	22,531

     The aggregate projected benefit obligations, aggregate accumulated benefit obligations and aggregate fair values of plan assets for the plans with the accumulated benefit obligations in excess of plan assets were (Y) 35,147 million, (Y) 23,903 million and (Y) 14,383 million, respectively, at March 31, 2003.

     Net pension cost of the plans for fiscal 2003 consists of the following:

Millions of yen

Service cost	4,060
Interest cost	1,728
Expected return on plan assets	(1,534)
Amortization of unrecognized transition obligation	11
Amortization of unrecognized net actuarial loss	1,588
Amortization of unrecognized prior service cost	(272)
Plan curtailment	13

Net periodic pension cost	5,594

     Significant assumptions of domestic and foreign pension plans used to determine these amounts for fiscal 2003 are as follows:

Domestic:
Discount rate	2.0%
Rate of increase in compensation levels	1.7%
Expected long-term rate of return on plan assets	2.0%
Foreign:
Discount rate	6.3%
Rate of increase in compensation levels	4.0%
Expected long-term rate of return on plan assets	8.5%

     In addition, directors and corporate auditors of the Company and certain subsidiaries, and executive officers of the Company, receive lump-sum payments upon termination of their services under unfunded termination plans. The payments to directors and corporate auditors are subject to shareholders’ approval. The amount required based on length of service and remuneration to date under these plans is fully accrued.

     Total provisions charged to income for all the plans including the defined benefit plans are (Y) 7,094 million in fiscal 2003.

19. Stock-Based Compensation

     The Company has four types of stock-based compensation plans as incentive plans for directors, corporate executive officers, corporate auditors and selected employees.

     In fiscal 1998, 1999, 2000 and 2001, the Company granted stock options to directors, corporate executive officers and certain employees of the Company and the stock options vested immediately except for the fiscal 2001 plan which had a vesting period of three years and the exercise periods are 5 years, 9.75 years, 9.7 years and 10 years from the grant date, respectively. Under the plans, option holders have the right to purchase in the aggregate 168,000, 146,000, 145,000 and 316,700 treasury shares of the Company for options granted during fiscal 1998, 1999, 2000 and 2001, respectively.

     In fiscal 1999, 2000, 2001 and 2002, the Company issued unsecured bonds with detachable warrants. Simultaneously with the issuance of the unsecured bonds, the Company purchased all of the detachable warrants from the underwriters and distributed such warrants to corporate auditors and certain employees of the Company and to directors, corporate auditors and certain employees of subsidiaries. The warrants issued each fiscal year from fiscal 1999 to 2002 vested immediately with an exercise period of four years. By exercising the warrants, the warrant holders can purchase in the aggregate, 315,593, 302,484, 126,143 and 124,303 shares of the Company granted for each fiscal year. The number of the Company’s shares to be issued for fiscal 1999 and fiscal 2000 plans was adjusted April 1, 2000 for a 1.2-for-1 stock split implemented on May 19, 2000. For financial reporting purposes, these transactions were accounted for as the issuance of debt to third parties and separately as the issuance of warrants to directors, corporate auditors and employees. The issuance of the warrants was accounted for under APB Opinion No. 25 (“Accounting for Stock Issued to Employees”).

     In fiscal 2002, the Company granted another option plan of which the vesting period was two years and the exercise period was 10 years from the grant date. Under this plan, the Company issued warrants to directors, corporate executive officers and certain employees of the Company to purchase, in the aggregate, 300,900 shares of the Company’s common stock at an exercise price. The issuance of the warrants was accounted for under APB Opinion No. 25.

     In fiscal 2003, the Company granted stock acquisition rights which had a vesting period of 1.67 years and an exercise period of 9.67 years. The acquisition rights were to purchase, in the aggregate, 453,300 shares of the Company’s common stock at an exercise price. The acquisition rights were distributed to directors, corporate executive officers and certain employees of the Company and directors, corporate auditors and certain employees of subsidiaries. The issuance of the stock acquisition rights was accounted for under APB Opinion No. 25.

     The Board of Directors intends to obtain approval from shareholders, at the next general meeting, to be held on June 25, 2003, for an additional grant of stock acquisition rights for 570,000 shares, to directors, corporate auditors and certain employees of the Company, subsidiaries and affiliated companies during fiscal 2004.

     For all plans above, the exercise prices, which are determined by a formula linked to the stock price of the Company’s shares on the Tokyo Stock Exchange, are equal or greater than the fair market value of the Company’s shares at the grant dates.

     The fair value of stock options granted in fiscal 2003 was estimated using the Black-Scholes option pricing model under the following assumptions:

Grant-date fair value	(Y) 3,126
Expected life	6.95 Years
Risk-free rate	0.52%
Expected volatility	43.52%
Expected dividend yield	0.339%

     The following table summarizes information about stock option activity for fiscal 2003:

		Weighted average
		exercise price

	Number of shares	Yen

Outstanding at beginning of year	1,568,253	11,991
Granted	453,300	7,452
Exercised	(62,929)	6,899
Forfeited or expired	(125,219)	7,758

Outstanding at end of year	1,833,405	11,333

Exercisable at end of year	767,905	11,225

     Summary information about the Company’s stock options outstanding and exercisable at March 31, 2003 is as follows:

	Outstanding			Exercisable

Range of exercise price		Weighted average	Weighted average		Weighted average
	Number of	remaining life	exercise price	Number of	exercise price
Yen	shares	Years	Yen	shares	Yen

7,452-10,000	566,700	8.45	7,518	113,400	7,784
10,001-13,000	829,273	4.63	11,663	529,673	11,286
13,001-16,272	437,432	5.61	15,649	124,832	14,090
7,452-16,272	1,833,405	6.04	11,333	767,905	11,225

20. Accumulated Other Comprehensive Loss

     Changes in each component of accumulated other comprehensive loss in fiscal 2003 are as follows. Comprehensive income (loss) and its components have been reported, net of tax, in the consolidated statements of shareholders’ equity.

	Millions of yen

	Net unrealized			Net unrealized
	gains on	Minimum	Foreign currency	losses on	Accumulated other
	investment in	pension liability	translation	derivative	comprehensive
	securities	adjustments	adjustments	instruments	income (loss)

Balance at March 31, 2002	14,756	(6,834)	(14,800)	(6,562)	(13,440)
Net unrealized losses on investment in securities, net of tax of (Y)7,887 million	(14,300)	—	—	—	(14,300)
Reclassification adjustment for losses included in net income, net of tax of (Y)(841) million	1,461	—	—	—	1,461
Minimum pension liability adjustments, net of tax of (Y)(1,986) million	—	2,652	—	—	2,625
Foreign currency translation adjustments, net of tax of (Y)835 million	—	—	(15,780)	—	(15,780)
Reclassification adjustment for losses included in net income, net of tax of (Y)—million	—	—	661	—	661
Net unrealized losses on derivative instruments, net of tax of (Y)1,040 million	—	—	—	(1,785)	(1,785)
Reclassification adjustment for losses included in net income, net of tax of (Y)(595) million	—	—	—	784	784

Current period change	(12,839)	2,652	(15,119)	(1,001)	(26,307)

Balance at March 31, 2003	1,917	(4,182)	(29,919)	(7,563)	(39,747)

21. Shareholders’ Equity

     Changes in the number of shares issued and outstanding in fiscal 2003 are as follows:

Number of shares

Beginning balance	84,303,985
Exercise of warrants	61,929

Ending balance	84,365,914

     Prior to October 1, 2001, the Japanese Commercial Code (the “Code”) provided that an amount equivalent to at least 10% of cash dividends paid and other cash outlays resulting from appropriation of retained earnings be appropriated to a legal reserve until such reserve equaled 25% of issued capital. The Code, amended effective on October 1, 2001, provides that an amount equivalent to at least 10% of cash dividends paid and other cash outlays resulting from appropriation of retained earnings be appropriated to the legal reserve until the aggregate amount of the additional paid-in capital and the legal reserve equals 25% of the issued capital. The Code also provides that both additional paid-in capital and the legal reserve are not available for cash dividends but may be used to reduce a capital deficit and may be reduced (in the case of the latter, in aggregate, the remainder after such reduction should not be less than 25% of the issued capital and a resolution of a general meeting of shareholders is required), or may be capitalized by resolution of the Board of Directors.

     The Code provides that at least one-half of the issue price of new shares be included in common stock. In conformity therewith, the Company has divided the principal amount of bonds converted into common stock and proceeds received from the issuance of common stock, including the exercise of warrants, equally between common stock and additional paid-in capital by resolution of the Board of Directors.

     The Board of Directors resolved to recommend to the shareholders, at the next general meeting, to be held on June 25, 2003, the declaration of a cash dividend totaling (Y) 2,092 million, which would be paid in that month to the shareholders of record as of March 31, 2003.

     The amount available for dividends under the Code is based on the amount recorded in the Company’s non-consolidated books of account in accordance with accounting principles generally accepted in Japan, and amounted to (Y) 103,102 million as of March 31, 2003. However, there are restrictions on the payment of dividends relating to net unrealized gains on investment in securities and the earnings impact of derivatives under accounting principles generally accepted in Japan, amounting to (Y) 6,201 million as of March 31, 2003.

     Retained earnings at March 31, 2003 includes (Y) 30,274 million relating to equity in undistributed earnings of 50% or less owned companies accounted for by the equity method.

     As of March 31, 2003, the restricted net assets of certain subsidiaries are (Y) 112,052 million. These restricted net assets include regulatory capital requirements for life insurance, banking, securities brokerage operations of (Y) 24,789 million and financial covenants imposed by creditors and derivative transaction counter-parties of (Y) 87,263 million.

22. Brokerage Commissions and Net Gains on Investment Securities

     Brokerage commissions and net gains on investment securities in fiscal 2003 consist of the following:

Millions of yen

Brokerage commissions	2,400
Net gains on investment securities	8,457

10,857

     Trading activities—Gains on investment securities, net, include net trading loss of (Y) 1,040 million for fiscal 2003. Gains of (Y) 231 million on derivative trading instruments are also included in gains on investment securities, net, for fiscal 2003.

23. Life Insurance Operations

     Life insurance premiums and related investment income in fiscal 2003 consist of the following:

Millions of yen

Life insurance premiums	122,963
Life insurance related investment income	15,548

138,511

     The benefits and expenses of life insurance operations, included in life insurance costs in the consolidated statements of income, are associated with earned premiums so as to result in the recognition of profits over the life of contracts. This association is accomplished by means of the provision for future policy benefits and the deferral and subsequent amortization of policy acquisition costs (principally commissions and certain other expenses relating to policy issuance and underwriting). These policy acquisition costs are amortized in proportion to premium revenue recognized. Amortization charged to income for fiscal 2003 amounted to (Y) 11,740 million.

24. Other Operations

     In fiscal 2003, other operating revenues include revenues from building maintenance operations, which amounted to (Y) 11,731 and their related expenses were (Y) 9,602 million. In addition, in fiscal 2003, other operating revenues include fee income from the servicing of receivables in a foreign subsidiary, which amounted to (Y) 5,884, and their related costs were (Y) 976 million.

     Other items consist of revenues and expenses from golf courses, a training facility and hotels, operating results from real estate related business, commissions for the sale of insurance and other financial products and revenues and expenses from other operations, of which there were no items exceeding 10% of total other operating revenues and expenses in fiscal 2003.

     Gains and losses from the disposition of operating facilities included in other operating assets are not significant for fiscal 2003.

25. Write-downs of Long-Lived Assets

     During fiscal 2003, a number of external events and factors have combined to create an environment causing increased stress across the Company and its subsidiaries’ portfolio of earning assets. Such factors include the decline in the Japanese benchmark equity index by 4.7% between February 28 and March 31, 2003 and an average national decline in the value of real estate of 3.7% during the six months ended March 31, 2003.

     As of March 31, 2003, tests for impairment, following the requirements contained in FASB Statement No. 144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”), were performed for any significant assets where the Company and its subsidiaries believed there had been indications that the fair value of the asset had possibly declined below the carrying value. Examples of such indications are the continued declines in the value of commercial and residential real estate in Japan, the decline in the value of memberships in golf courses and declines in rental rates in certain markets.

     In accordance with FASB Statement No. 144, an asset is generally deemed to be impaired if the sum of future cash flows is expected to be less than the current carrying value of the asset. If an asset is deemed to be impaired, the value of the asset is written down to estimated fair value. The requirements of FASB Statement No. 144 potentially result in large charges being recorded in the period in response to relatively smaller changes in estimated future cash flows. An asset is generally not considered to be impaired so long as the undiscounted estimated future cash flows exceed the carrying value. However, once the estimated cash flows are believed to be less than the current carrying value, the asset is written down to estimated fair value (which would generally be similar to discounting the estimated future cash flows). Write-downs to estimated fair value prior to the point that the asset is determined to be impaired are not permitted.

     During fiscal 2003, the Company and certain subsidiaries recognized impairment losses for the difference between long-lived asset carrying values and estimated fair values in the amount of (Y) 50,682 million, which are reflected as write-downs of long-lived assets. Fair value was calculated based on recent transactions involving sales of similar assets, independent appraisals, appraisals prepared internally by its own staff of appraisers or other valuation techniques to estimate fair value. The losses were included all in the real estate segment in the segment information. The detail of significant write-downs is as follows.

     Golf courses—In fiscal 2003, after continuing to rise for a few months, the prices of individual golf course memberships fell steeply. Further, the fair value of individual golf courses fell during the year and competition resulted in the reduction in play fees at many courses. Certain subsidiaries have reassessed, in some cases with the assistance of outside consultants, the expected future cash flows for all of the golf courses they own. Certain subsidiaries have determined that the expected future cash flow for four golf courses is less than current carrying amount and have written these golf courses down to their estimated fair value resulting in write-downs of long-lived assets of (Y) 25,270 million in the year ended March 31, 2003.

     Corporate Dormitories—The Company and a subsidiary have a business activity that consists of leasing corporate dormitory buildings to major corporations in Japan. During 2003, several corporations decided not to renew leases or to only agree to renew at lower rates. Therefore, the Company and a subsidiary have reviewed and adjusted the expected cash flows for all 44 dormitory properties it currently owns. As a result, the Company and a subsidiary have determined that the expected future cash flow for a small number of dormitory properties is less than the current carrying value and have written these buildings down to their estimated fair value resulting in write-downs of long-lived assets of (Y) 3,137 million in the year ended March 31, 2003.

     Office Buildings—Rents on office buildings had continued to decline throughout Japan. The Company and certain subsidiaries reassessed the expected future cash flows from office buildings they rent to others. Primarily due to declines in current rental rates, the Company and certain subsidiaries have determined that the expected future cash flow for six office buildings is less than current carrying amount and have written these buildings down to their estimated fair value resulting in write-downs of long-lived assets of (Y) 7,257 million in the year ended March 31, 2003.

     Hotel properties—As with other real estate assets in Japan, the undiscounted cash flows related to hotel properties have generally declined. Occupancy rates at several of the properties owned by the Company and certain subsidiaries declined during 2003. As a result, the expected future cash flow for four properties is less than current carrying amount and these properties have been written down to their estimated fair value resulting in write-downs of long-lived assets of (Y) 4,910 million in the year ended March 31, 2003.

     Condominiums and Other—Through March 31, 2002, the Company treated its portfolio of residential condominiums as a single portfolio and assessed future cash flows on that basis. Information on the cash flow related to an individual property was not available. As of March 31, 2002, the estimated future cash flow for the portfolio exceeded the carrying value of the portfolio as a whole and thus no impairment loss was recorded. The Company has installed a new contract management system and this, along with an effort in 2003 to accumulate information on the expenses by property, resulted in cash flow information being available on an individual property basis by March 2003. On a property-by-property basis, approximately 540 units of the 1,800 units in the portfolio as of March 31, 2003, were found to be impaired. These have been written down to their estimated fair value resulting in write-downs of long-lived assets in the year ended March 31, 2003. The Company and certain subsidiaries also have investments in other types of real estate including developed and undeveloped land. During the year, the Company and the subsidiaries recorded impaired losses on certain properties included within this other real estate. The aggregate loss for the year ended March 31, 2003, was (Y) 10,108 million consisting of impairment of condominiums of (Y) 6,480 million and impairment of other real estate of (Y) 3,628 million.

26. Per Share Data

     In Japan, dividends which are payable to shareholders of record at the end of a fiscal year are subsequently approved by shareholders, and, accordingly, the declaration of these dividends is not reflected in the financial statements at such fiscal year-end.

     A reconciliation of the differences between basic and diluted earnings per share (EPS) in fiscal 2003 is as follows:

Millions of yen

Income before extraordinary gain and cumulative effect of a change in accounting principle	25,092
Effect of dilutive securities—
Convertible notes	85

Income before extraordinary gain and cumulative effect of a change in accounting principle for diluted EPS computation	25,177

Thousands share

Weighted-average shares	83,672
Effect of dilutive securities—	5,273
Convertible notes	5,273
Treasury stock	5

Weighted-average shares for diluted EPS computation	88,950

Yen

Earnings per share before extraordinary gain and cumulative effect of a change in accounting principle:
Basic	299.88
Diluted	283.04

     The computation of diluted net income per share for fiscal 2003 uses the same weighted-average number of shares used for the computation of diluted net income per share before extraordinary gain and cumulative effect of a change in accounting principle, and reflects the effects of assumed conversion of convertible notes in diluted net income.

     EPS has been retroactively adjusted for stock splits.

27. Derivative Financial Instruments and Hedging

     The Company and its subsidiaries adopted FASB Statement No. 133 on April 1, 2001.

(a) Risk management policy

     The Company and its subsidiaries manage interest rate risk through asset liability management systems. The Company and its subsidiaries use derivative financial instruments to hedge interest rate risk and avoid changes in interest rates having a significant adverse effect. As a result of interest rate fluctuations, the fair value of hedged assets and liabilities will appreciate or depreciate. However, such appreciation or depreciation will generally be offset by using derivative financial instruments as hedging instruments. Derivative financial instruments that the Company and its subsidiaries use as part of the interest risk management include interest rate swaps and interest rate caps.

     The Company and its subsidiaries employ foreign currency borrowings, foreign exchange forward contracts, and foreign currency swap agreements to hedge risks that are associated with certain transactions and investments denominated in foreign currencies due to the potential for changes in exchange rates. Similarly, in general, foreign subsidiaries structure their liabilities to match the currency-denomination of assets in each region.

     By using derivative instruments, the Company and its subsidiaries are exposed to credit risk in the event of nonperformance by counterparties. The Company and its subsidiaries attempt to manage the credit risk by carefully evaluating the quality of counterparties in advance and regularly monitoring counterparties and derivative transactions after contracts have been concluded.

(b) Cash flow hedges

     The Company and its subsidiaries designate interest rate swap agreements as cash flow hedges for variability of cash flows originating from floating rate borrowings. The interest rate swap agreements outstanding as of March 31, 2003 mature at various dates through 2009. Net loss on derivative contracts that was reclassified from other comprehensive loss into earnings through other operating expenses was (Y) 784 million during fiscal 2003. Net loss of (Y) 124 million, which represents the total ineffectiveness of cash flow hedges, was recorded in earnings, through other operating expenses, for fiscal 2003. Approximately (Y) 870 million of net derivative loss included in accumulated other comprehensive loss, net of applicable income taxes at March 31, 2003 will be reclassified into earnings through other operating expenses within fiscal 2004.

(c) Fair value hedges

     The Company and its subsidiaries use financial instruments designated as fair value hedges to hedge their exposure to interest rate risk and foreign currency exchange risk. The Company and its subsidiaries designate foreign currency swap agreements and foreign exchange forward contracts to minimize foreign currency exposures on operating assets including lease receivables, loan receivables and borrowings. One subsidiary hedges a portion of the interest rate exposure of the fair values of certain asset-backed securities using sales of futures and forward contracts on U.S. treasury securities. Certain subsidiaries, which issued medium-term notes with fixed interest rates, use interest rate swap contracts to hedge interest rate exposure of the fair values of these medium-term notes. In cases where the medium-term notes were denominated in other than the subsidiaries’ local currency, foreign currency swap agreements are used to hedge foreign exchange rate exposure. For fiscal 2003, a gain of (Y) 0 million of hedge ineffectiveness associated with instruments designated as fair value hedges was recorded in earnings through other operating expenses.

(d) Hedges of net investment in foreign operations

     The Company uses foreign exchange forward contracts, foreign currency swap agreements and borrowings denominated in the subsidiaries’ local currencies to hedge the foreign currency exposure of the net investment in foreign subsidiaries. The gains and losses of these hedging instruments were recorded in foreign currency translation adjustments, which is a part of accumulated other comprehensive loss. The net gain (loss) of foreign currency translation adjustments for fiscal 2003 was a gain of (Y) 5,052 million.

(e) Trading and other derivatives

     Certain subsidiaries engage in trading activities with various future contracts. The Company and certain subsidiaries entered into interest rate swap agreements, caps and collars for risk management purposes but not qualified for hedge accounting under FASB Statement No. 133. In accordance with FASB Statement No. 133, conversion options were bifurcated from the Company and certain subsidiaries’ convertible bonds and are recorded as stand-alone derivative contracts. At March 31, 2003, the total face amounts were (Y) 8,200 million, and the fair value of conversion option was (Y) 187 million.

     The following table provides notional amount information about derivative instruments as of March 31, 2003. The notional amounts of derivatives do not represent amounts exchanged by the parties and, thus, are not a measure of the exposure to market risk or credit risk.

Millions of yen

Notional amount

Interest rate risk management:
Interest rate swap agreements	459,208
Options, caps, floors and collars held	30,462
Forward contracts	75,726
Foreign exchange risk management:
Foreign exchange forward contracts	88,436
Foreign currency swap agreements	303,051
Trading activities:
Futures	95,121
Interest rate swap agreements	2,000
Options, caps, floors and collars held	6,278
Options, caps, floors and collars written	5,361
Foreign exchange forward contracts	1,876

28. Significant Concentrations of Credit Risk

     The Company and its subsidiaries have established various policies and procedures to manage credit exposure, including initial credit approval, credit limits, collateral and guarantee requirements, obtaining rights of offset and continuous oversight. The Company and its subsidiaries’ principal financial instrument portfolio consists of direct financing leases and installment loans which are secured by title to the leased assets and assets specifically collateralized in relation to loan agreements. When deemed necessary, guarantees are also obtained. The value and adequacy of the collateral are continually monitored. Consequently, the risk of credit loss from counterparties’ failure to perform in connection with collateralized financing activities is believed to be minimal. The Company and its subsidiaries have access to collateral in case of bankruptcy and other losses. However if the market of real estate falls greatly and the value of the secured real estate falls below the mortgage setting amount, the Company and certain subsidiaries receive the risk which exceeds their forecast.

     At March 31, 2003, no concentration with a single obligor exceeded 1% of consolidated total assets. With respect to the Company and its subsidiaries’ credit exposures on a geographic basis, approximately (Y) 4,000 billion, or 81%, at March 31, 2003 of the credit risks arising from all financial instruments are attributable to customers located in Japan. The largest concentration of credit risks outside of Japan is exposure attributable to obligors located in the United States of America. The gross amount of such exposure is (Y) 553 billion as of March 31, 2003.

     The Company and its subsidiaries make direct financing lease and operating lease contracts mostly with lessees in commercial industries for their office, industry, commercial service, transport and other equipment. At March 31, 2003, the Company and its subsidiaries had concentrations in certain equipment types included in investment in direct financing leases and operating leases which exceeded 10% of the consolidated total assets. The percentage of investment in transportation equipment to consolidated total assets is 11.7% as of March 31, 2003.

29. Estimated Fair Value of Financial Instruments

     The following information is provided to help readers gain an understanding of the relationship between amounts reported in the accompanying consolidated financial statements and the related market or fair value.

     The disclosures include financial instruments and derivatives financial instruments, other than investment in direct financing leases, investment in subsidiaries and affiliates, pension obligations and insurance contracts.

March 31, 2003

	Millions of yen

	Carrying	Estimated fair
	amount	value

Trading instruments
Trading securities	12,154	12,154
Futures:
Assets	132	132
Liabilities	59	59
Options and other derivatives:
Assets	177	177
Liabilities	64	64
Non-trading instruments
Assets:
Cash and cash equivalents	204,677	204,677
Restricted cash	18,671	18,671
Time deposits	1,184	1,184
Installment loans (net of allowance for probable loan losses)	2,197,481	2,213,872
Investment in securities:
Practicable to estimate fair value	548,526	548,918
Not practicable to estimate fair value	116,755	116,755
Liabilities:
Short-term debt	1,120,434	1,120,434
Deposits	262,467	265,662
Long-term debt	2,856,613	2,879,538
Foreign exchange forward contracts:
Assets	388	388
Liabilities	644	644
Foreign currency swap agreements:
Assets	7,604	7,604
Liabilities	10,262	10,262
Interest rate swap agreements:
Assets	3,185	3,185
Liabilities	17,616	17,616
Options and other derivatives:
Assets	200	200
Liabilities	1,114	1,114

     The estimated fair value amounts were determined using available market information, discounted cash flow information utilized by the Company and its subsidiaries in conducting new business and certain valuation methodologies. If quoted market prices were not readily available, management estimated a fair value. Accordingly, the estimates may not be indicative of the amounts at which the financial instruments could be exchanged in a current or future market transaction. Due to the uncertainty of expected cash flows resulting from financial instruments, the use of different assumptions and valuation methodologies may have a significant effect on the derived estimated fair value amounts.

Estimation of fair value

     The following methods and significant assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate a value:

     Cash and cash equivalents, restricted cash, time deposits and short-term debt—For cash and cash equivalents, restricted cash, time deposits and short-term debt, the carrying amounts recognized in the balance sheets were determined to be reasonable estimates of their fair values due to their relatively short maturity.

     Installment loans—The carrying amounts of floating-rate installment loans with no significant changes in credit risk and which could be repriced within a short-term period were determined to be reasonable estimates of their fair values. For certain homogeneous categories of medium- and long-term fixed-rate loans, such as housing loans and other loans, the estimated fair values were calculated by discounting the future cash flows using the current interest rates charged by the Company and its subsidiaries for new loans made to borrowers with similar credit ratings and remaining maturities.

     Investment in securities—For trading securities and available-for-sale securities, the estimated fair values, which are also the carrying amounts recorded in the balance sheets, were generally based on quoted market prices or quotations provided by dealers. For held-to-maturity securities, the estimated fair values were based on quoted market prices, if available. If a quoted market price was not available, estimated fair values were determined using quoted market prices for similar securities or the carrying amounts (where carrying amounts were believed to approximate the estimated fair values).

     For other securities, for which there were no quoted market prices, reasonable estimates of fair values could not be made without incurring excessive costs.

     Deposits—The carrying amounts of demand deposits recognized in the balance sheets were determined to be reasonable estimates of their fair value. The estimated fair values of time deposits were calculated by discounting the future cash flows. The current interest rates offered for the deposits with similar terms and remaining average maturities were used as the discount rates.

     Long-term debt—The carrying amounts of long-term debt with floating rates which could be repriced within short-term periods were determined to be reasonable estimates of their fair values. For medium-and long-term fixed-rate debt, the estimated fair values were calculated by discounting the future cash flows. The borrowing interest rates that were currently available to the Company and its subsidiaries offered by financial institutions for debt with similar terms and remaining average maturities were used as the discount rates.

     Derivatives—The fair value of derivatives generally reflects the estimated amounts that the Company and its subsidiaries would receive or pay to terminate the contracts at the reporting date, thereby taking into account the current unrealized gains or losses of open contracts. Discounted amounts of future cash flows using the current interest rate are available for most of the Company’s and its subsidiaries’ derivatives.

30. Commitment, Guarantees and Contingent Liabilities

     Commitments—As of March 31, 2003, the Company and its subsidiaries had commitments for the purchase of equipment to be leased, having a cost of (Y) 11,256 million.

     The minimum future rentals on non-cancelable operating leases are as follows. The longest contract will mature in fiscal 2010.

Year ending March 31,	Millions of yen

2004	1,091
2005	1,010
2006	903
2007	788
2008	593
Thereafter	409

Total	4,794

     The Company and its subsidiaries lease office space under operating lease agreements, which are primarily cancelable, and made rental payments totaling (Y) 7,293 million in fiscal 2003.

     The Company and its subsidiaries have non-cancelable consignment contracts of operation and maintenance of computer systems, and made payments totaling (Y) 1,795 million in fiscal 2003. The longest contract of them will mature in fiscal 2008.

     At March 31, 2003, the amounts due in each of the next five years are as follows:

Year ending March 31,	Millions of yen

2004	3,349
2005	3,396
2006	3,338
2007	3,049
2008	1,507

Total	14,639

     The Company and its subsidiaries have commitments to fund estimated construction costs to complete ongoing real estate development projects and other commitments, amounting in total to (Y) 16,145 million as of March 31, 2003.

     The Company and its subsidiaries have agreements under which they are committed to execute loans as long as the agreed-upon terms are met such as card loans. As of March 31, 2003, the total unused credit available amount is (Y) 317,057 million.

     Guarantees—The Company and its subsidiaries adopted FASB Interpretation No. 45 (“Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”), and at the inception of a guarantee, recognized a liability in the consolidated balance sheets for the fair value of the guarantees within the scope of FASB Interpretation No. 45 issued or amended on and after January 1, 2003. The following table represents the summary of guarantees recorded as guarantee liabilities as of the March 31, 2003 and potential future payments of the guarantee contracts out-standing:

	Millions of yen

		Book value of
	Potential future	guarantee
Guarantees:	payment	liabilities

Housing loans	49,010	11,802
Consumer loans	21,983	2,349
Corporate loans	22,142	22
Other	8,325	120

Total	101,460	14,293

     Guarantee of housing loans: The Company and certain subsidiaries guarantee the housing loans issued by Japanese banks to third party individuals and employees of the Company and certain subsidiaries. The Company and its subsidiaries are typically obliged to pay the outstanding loans when these loans become delinquent more than three months. The housing loans are usually secured by real properties. Once the Company and its subsidiaries assume the guaranteed parties’ obligation, the Company and its subsidiaries acquire the right of the collateral.

     Guarantee of consumer loans: A subsidiary guarantees the consumer loans, typically card loans, issued by Japanese banks. The subsidiary is obliged to pay the outstanding obligations when these loans become delinquent generally for more than two months.

     Guarantee of corporate loans: The Company and certain subsidiaries guarantee corporate loans issued by financial institutions for the Company and its subsidiaries’ customers and unrelated third parties. The Company and its subsidiaries are obliged to pay the outstanding loans when the guaranteed parties fail to pay principal and/or interest in accordance with the contract terms. In some cases, the corporate loans are secured by the guaranteed parties’ operating assets. Once the Company and its subsidiaries assume the guaranteed parties’ obligation, the Company and its subsidiaries acquire the right of the collateral.

     Other guarantees: Other guarantees include the guarantees derived from collection agency agreements. Pursuant to the agreements, the Company collects third parties’ debt and pays the uncovered amounts.

     Litigation—The Company and its subsidiaries are involved in legal proceedings and claims in the ordinary course of their business. In the opinion of management, none of such proceedings and claims will have a significant impact on the Company’s financial position or results of operations.

31. Segment Information

     The following table presents segment financial information on the basis that is regularly used by management for evaluating segment performance and deciding how to allocate resources. The reportable segments are identified based on the nature of services for domestic operations and on the basis of geographic area for foreign operations. With respect to the corporate finance segment, the equipment operating leases segment and real estate related finance in domestic operations segment, the Company and its subsidiaries aggregate some operating segments that are determined by region and type of operating assets for management purposes because they are similar in the nature of the services, the type of customers and the economic environment.

     Corporate finance operations are primarily corporate direct financing leases and lending operations other than real estate related lending. Equipment operating lease operations comprised operating leases over measuring equipment, information-related equipment and automobiles. Real estate related finance operations include corporate real estate financing activities as well as personal housing loan lending operations. Real estate operations primarily comprise residential subdivision developments as well as the rental and management of office buildings, golf courses, hotels and a training facility. Life insurance operations include direct and agency life insurance sales and related activities. The three foreign operating segments, the Americas, Asia and Oceania, and Europe, include direct financing lease operations, investment in securities, collateralized real estate lending and aircraft and ship financing operations. Other operations, which are not deemed by management to be sufficiently significant to disclose as separate items and do not fall into the above segment categories, are reported under domestic operations, other. They primarily include securities brokerage, venture capital operations and card loans.

     Financial information of the segments for fiscal 2003 is as follows:

	Millions of yen

	Domestic operations						Foreign operations

			Real
		Equipment	estate
	Corporate	operating	related	Real	Life		The	Asia and
	finance	leases	finance	estate	insurance	Other	Americas	Oceania	Europe	Total

Revenues	125,560	67,655	51,589	104,454	138,511	61,238	57,909	55,425	13,311	675,652
Interest revenue	18,643	8	28,991	414	—	41,474	30,460	10,281	951	131,222
Interest expense	18,322	1,310	6,366	2,266	86	3,453	19,202	14,794	2,061	67,860
Depreciation and amortization	33,967	43,161	3,153	5,108	75	4,077	3,413	17,745	5,683	116,382
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	18,431	2,431	8,499	4	108	14,195	8,173	2,698	167	54,706
Write-downs of long-lived assets	—	—	—	50,682	—	—	—	—	—	50,682
Increase in policy liabilities	—	—	—	—	5,889	—	—	—	—	5,889
Equity in net income (loss) of and gain (loss) on sales of affiliates	(73)	0	561	2	—	3,168	4,433	3,118	(1,916)	9,293
Segment profit (loss)	44,158	4,402	19,572	(39,441)	4,791	8,452	1,332	9,765	(736)	52,295
Segment assets	1,893,422	144,397	931,513	303,838	579,805	387,978	618,148	437,874	75,207	5,372,182
Long-lived assets	49,237	85,748	86,247	207,821	18,350	216	70,784	74,965	41,865	635,233
Expenditures for long-lived assets	15,244	60,093	5,201	30,106	327	—	907	27,106	1,423	140,407
Investment in affiliates	161	22	13,118	—	—	40,636	27,866	45,790	3,583	131,176

     The accounting policies of the segments are almost the same as those described in Note 2 (“Significant Accounting and Reporting Policies”) except for the treatment of income tax expenses. Since the Company and its subsidiaries evaluate performance for the segments based on profit or loss before income taxes, tax expenses are not included in segment profit or loss. Equity in net income (loss) of affiliates and minority interest income, which are recognized net of tax, are adjusted to profit or loss before income tax. Gains and losses that management does not consider for evaluating the performance of the segments, such as write-downs of certain securities, certain foreign exchange gains or losses and write-offs of unamortized deferred credits, are excluded from the segment profit or loss.

     Assets attributed to each segment are consolidated operating assets (investment in direct financing leases, installment loans, investment in operating leases, investment in securities and other operating assets), advances and investment in affiliates (not including loans). This has resulted in depreciation of office facilities being included in each segment’s profit or loss while the carrying amounts of corresponding assets are not allocated to each segment’s assets. However, the effect resulting from this allocation is not significant.

     The reconciliation of segment totals to consolidated financial statement amounts is as follows. Significant items to be reconciled are revenues, segment profit and segment assets. Other items do not have a significant difference between segment amounts and consolidated amounts.

Millions of yen

Revenues:
Total revenues for segments	675,652
Revenue related to corporate assets	7,993

Total consolidated revenues	683,645

Segment profit:
Total profit for segments	52,295
Unallocated interest expenses, general and administrative expenses	(5,403)
Adjustment of income tax expenses to equity in net income and minority income	(986)
Unallocated write-downs of securities	(3,408)
Unallocated other gain or loss	3,790

Total consolidated income before extraordinary gain, cumulative effect of a change in accounting principle and income taxes	46,288

Segment assets:
Total assets for segments	5,372,182
Advances	(119,645)
Investment in affiliates (not including loans)	(131,388)
Corporate assets	47,158

Total consolidated operating assets	5,168,307

     FASB Statement No. 131 (“Disclosure about Segments of an Enterprise and Related Information”) requires disclosure of revenues from external customers for each product and service as enterprise-wide information. The consolidated statements of income in which the revenues are categorized based on the nature of the types of business conducted includes the required information. No single customer accounted for 10% or more of the total revenues for fiscal 2003.

     FASB Statement No. 131 requires disclosure of information about geographic areas as enterprise-wide information. Since each segment is identified based on the nature of services for domestic operations and on the bases of geographic area for foreign operations, the information required is incorporated into the table. Japan and the United States of America are the countries whose revenues from external customers are significant. Almost all the revenues of the Americas segment are derived from the United States of America. The basis for attributing revenues from external customers to individual countries is principally the location of the foreign subsidiaries and foreign affiliates.

     For the year ended march 31,2003, revenues from foreign customers is as follows

		Millions of yen

			Asia and
		America	Oceania	Europe	Total

I	Overseas revenue	58,592	57,467	14,748	130,807
II	Consolidated revenue				683,645

III	The rate of the overseas revenues to consolidated revenue	8.5%	8.4%	2.2%	19.1%

32. Consolidated Supplementary Statement

Valuation and qualifying account and reserve as of March 31, 2003 is as follows:

	Millions of yen

		Addition:
		charged to		Other:
	March 31,	costs and		Translation	March 31,
	2002	expenses	Deduction	adjustment	2003

Restructuring cost:
Closed office lease obligations	365	93	(239)	(32)	187
Severance and other benefit to terminated employees	216	—	(178)	(18)	20
Other closure, employee and professional costs	110	—	(79)	(10)	21

Total	691	93	(496)	(60)	228
Valuation allowance for deferred tax assets	4,622	3,007	(410)	(185)	7,034

SECTION II

Financial Information (Japanese GAAP)
(1) Consolidated Balance Sheet as of March 31, 2002 (Japanese GAAP) (Unaudited)

	Millions of yen	%

Assets
Current Assets:
Cash and bank deposits	339,911
Installment sales receivables	291,595
Installment loans	2,618,032
Securities	102,583
Deferred tax assets	13,438
Prepaid expenses	15,456
Others	309,193
Allowance for doubtful receivables and probable loan losses	(107,970)

Total Current Assets	3,582,238	54.3

Fixed Assets:
Tangible Assets:
Leasing equipment
Leasing equipment	1,543,899
Advances for leasing equipment	24,826

Subtotal	1,568,726

Other tangible assets
Building and equipment	80,254
Lands	152,586
Others	6,982

Subtotal	239,823

Total tangible assets	1,808,550	27.4

Intangible Assets:
Consolidation adjustments	6,525
Others	9,787

Total intangible assets	16,313	0.3

Investment and Other Assets:
Investment in securities	836,279
Deferred tax assets	21,448
Others	346,731
Allowance for doubtful receivables and probable loan losses	(18,001)

Subtotal	1,186,458	18.0

Total Fixed Assets	3,011,322	45.7

Deferred Assets:
Preoperating and start-up costs	120

Total deferred assets	120	0.0

Total	6,593,681	100.0

(1) Consolidated Balance Sheet (Japanese GAAP) as of March 31, 2002 (Unaudited) (continued)

	Millions of yen	%

Liabilities:
Current Liabilities:
Trade notes and accounts payable	133,184
Short-term debt	631,332
Current portion of Long-term debt	311,974
Commercial paper	1,013,229
Current portion of Bonds	334,752
Accrued income taxes	11,544
Deferred tax liabilities	7,666
Accrued expenses	57,829
Unrealized gains on installment sales	31,290
Others	511,084

Total current liabilities	3,043,888	46.1

Non-current Liabilities:
Bonds	851,516
Long-term debt	1,283,499
Deferred tax liabilities	43,116
Deposits from lessees	68,340
Liabilities for retirement benefits	12,289
Policy liabilities	606,311
Others	364,250

Total non-current liabilities	3,229,324	49.0

Total Liabilities	6,273,213	95.1

Minority Interest	5,262	0.1
Shareholders’ Equity:
Common stock	51,854	0.8
Additional paid-in capital	68,669	1.0
Retained earnings	199,684	3.0
Net unrealized gains on investment in securities	16,309	0.3
Cumulative translation adjustments	(13,188)	(0.2)

Subtotal	323,329	4.9
Treasury stock, at cost	(8,123)	(0.1)

Total shareholders’ equity	315,205	4.8

Total	6,593,681	100.0

(2) Consolidated Statement of Income (Japanese GAAP)

for the fiscal year ended March 31, 2002 (Unaudited)

	Millions of yen	%

Revenues	1,445,925	100.0
Expenses	1,144,960	79.2

Gross profit	300,964	20.8
Selling, general and administrative expenses	224,879	15.6

Operating Income	76,084	5.2

Non-operating income:
Interest income	6,639
Dividend income	1,558
Foreign exchange gains	994
Other income	4,592

Subtotal	13,785	1.0

Non-operating expenses:
Interest expenses	4,583
Bond-issuing expenses	1,744
Equity in net losses	134
Other expenses	7,917

Subtotal	14,379	1.0

Ordinary income	75,491	5.2

Extraordinary income:
Gains on sales of investment in securities	3,414
Gains on sales of subsidiaries	3,363
Others	411

Subtotal	7,188	0.5

Extraordinary losses:
Write-downs on securities	5,301
Losses on sales of investment in securities	2,645
Others	562

Subtotal	8,509	0.6

Income before income taxes and minority interest	74,170	5.1

Provision for income taxes:
Current	15,415
Deferred	15,905

Subtotal	31,321	2.2

Minority interest	274	0.0

Net Income	42,574	2.9

(3) Consolidated Statement of Retained Earnings

for the fiscal year ended March 31, 2002 (Japanese GAAP)(Unaudited)

Millions of yen

Balance at March 31, 2001	160,000
Decrease in retained earnings:
Cash dividends	1,225
Bonuses to directors	46
(included bonus paid to corporate auditors of ¥ 3 million) Decrease in retained earnings based on U.S. GAAP	1,618

Subtotal	2,891

Net Income	42,574

Balance at March 31, 2002	199,684

(Note)	“Decrease in retained earnings based on U.S. GAAP” in the fiscal year ended March 31, 2002 was related to FASB Statement No. 133 which subsidiaries in the United States of America had applied. Under the statements, the unrealized gain (loss) of the derivative instruments (net of taxes) which meet to cash flow hedge requirements was recorded as a change in retained earnings.

(4) Consolidated Statements of Cash Flows

for the fiscal year ended March 31, 2002 (Japanese GAAP)(Unaudited)

Millions of yen

Cash Flows from Operating Activities:
Income before income taxes and minority interest	74,170
Depreciation and amortization	522,082
Acquisition and disposal of leasing equipments	(415,194)
Decrease in installment sales (net of unrealized gross profit)	67,370
Increase in installment loans	(303,280)
Decrease in securities	71,304
Gains on sales of securities, net	(770)
Write-downs of securities	5,301
Equity in net losses and dividends received from affiliates	612
Gains on sales of subsidiaries	(3,363)
Decrease in allowance for doubtful receivables and probable loan losses	(788)
Increase in policy liabilities	39,697
Decrease in operating assets, including advance payments	5,701
Decrease in call loans	9,500
Increase in deposits due to customers	46,929
Interest and dividend income	(8,197)
Interest expenses	94,826
Other, net	(11,796)

Subtotal	194,104
Interest and dividend received	8,710
Interest paid	(98,242)
Income taxes paid	(13,282)

Net cash provided by operating activities	91,290

Cash Flows from Investing Activities:
Proceeds from sale or redemption of securities	2,901
Purchases of investment in securities	(67,570)
Proceeds from sale or redemption of investment in securities	41,124
Purchases of other tangible assets	(83,397)
Proceeds from sale of other tangible assets	279
Acquisition of subsidiaries, net of cash acquired	3,846
Other, net	427

Net cash used in investing activities	(102,390)

(4) Consolidated Statements of Cash Flows

for the fiscal year ended March 31, 2002 (Japanese GAAP)(Unaudited) (continued)

Millions of yen

Cash Flows from Financing Activities:
Repayment of short-term debt, net	(183,220)
proceeds from commercial paper, net	101,028
Proceeds from long-term debt	590,785
Repayment of long-term debt	(307,489)
Proceeds from issuance of bonds	406,749
Redemption of bonds	(411,171)
Proceeds from secured borrowings	206,620
Repayment of payables under secured borrowings	(212,777)
Dividend paid	(1,225)
Issuance of common stock	19,314
Other, net	165

Net cash provided by financing activities	208,779

Effect of Exchange Rate Changes on Cash and Cash Equivalents	1,658

Net Increase in Cash and Cash Equivalents	199,337
Cash and Cash Equivalents at Beginning of Year	155,411

Cash and Cash Equivalents at End of Year	354,748

Basis of Presentation and Significant Accounting Policies for
Consolidated Financial Statement for the Fiscal Year Ended March 31, 2002

1. Scope of consolidation

     The accompanying consolidated financial statement includes 188 subsidiaries, which consist of 101 subsidiaries in Japan and 87 overseas subsidiaries.

     For the year ended March 31, 2002, 27 companies were established, 26 companies were acquired, 8 companies were excluded by liquidation and 5 companies were excluded by sales of its interests.

2. Affiliates accounted for by the equity method

     61 affiliates (44 Japan and 17 overseas) are accounted for by the equity method with major companies including Casco Co., Ltd. and Stockton Holdings Limited.

     For the year ended March 31, 2002, 4 companies were established, 4 companies were added by new investment, and 2 companies were excluded from group by sale and liquidation.

3. The date of subsidiaries’ fiscal year closing

     ORIX Leasing Pakistan Limited (fiscal year-end closing date is June 30), SCGC Car Service Co., Ltd (fiscal year-end closing date is December 31) and another 30 subsidiaries have different fiscal year-end closing dates from the Company. These 32 subsidiaries close their books with necessary adjustments for consolidation purpose at fiscal year-end closing date.

4. Accounting principles in foreign subsidiaries and affiliates.

     Financial statement of foreign subsidiaries and affiliates have been prepared in conformity with their local commercial code and local generally accepted accounting principles. Significant differences between Japanese GAAP and those local GAAP include accounting for leases based on U.S. GAAP and International Accounting Standards.

5. Accounting Policies
(1) Valuation basis and method for principal assets
Investment in securities:
Securities held for sale
Fair value (The cost of sales is primarily calculated based on a moving average cost method.)
Securities held to maturity
Amortized cost method
Other securities:
Marketable securities–

Fair value based on the market price at the fiscal year ended (any balance resulting from evaluation of securities is directly entered into the capital account, while any cost of sales of marketable securities is calculated based on a moving average cost method)

Non-marketable securities–
The cost method on the basis of the moving average cost method for stocks and the amortized cost method for debt securities
Derivative instruments
Fair value
Funds in trust
Fair value

(2) Method of depreciation of fixed assets
Tangible assets:

Leasing equipment:

Financing lease equipment—

Lease equipment is depreciated mainly over the lease contract period using straight-line method, without the estimated residual value at the end of the contract period.
In addition, for the contracts for, which the future lease payments due to lessee’s default are expected not to be collected, additional depreciation is recorded to cover the future losses from sales of the leased equipment. For the fiscal year ended March 31, 2002, the additional depreciation expenses were recorded in the amount of (Y) 4,955 million and the accumulated depreciation was (Y) 17,436 million as of March 31, 2002.

Operating lease equipment—

Operating lease equipment is depreciated mainly on the constant percentage method. However, aircraft are depreciated over their estimated useful lives on the straight-line method.
In addition, the depreciation of buildings (other than facilities attached to the building) acquired from April 1, 1998 is computed using the straight-line method.
The major estimated useful life is between 2 and 50 years for buildings and equipment.

Other tangible assets:

Other tangible assets are depreciated mainly using the constant percentage method. The depreciation of buildings (other than facilities attaching to the building) acquired from April 1, 1998 and the tangible assets owned by foreign subsidiaries is computed using the straight-line method.
The major estimated useful life is between 3 and 50 years for buildings and equipment.

Intangible assets:

Intangible assets are depreciated using the straight-line method.

In addition, for internal use soft-ware, amortization is computed using the straight-line method based on an estimated useful life of 5 years.

(3) Accounting for deferred assets

Business commence expenses

     Business commence expenses are depreciated using the straight-line method on 5 years under Japanese Commercial law.

Bond-issuing expenses

     Bond-issuing expenses are recognized as expenses at the inception.

Stock issue expenses

     Stock issue expenses are recognized as expenses at the inception.

(4) Accounting for allowance and liabilities for retirement benefits

(a) Allowance for doubtful receivables and probable loan losses

The Company classifies the customers into normal, special mention, substantially bankrupt and bankrupt. General reserve for receivables from normal and special mention customers are computed based on the historical loss ratio. For substantially bankrupt and bankrupt obligors, specific reserve is calculated based on estimated probable losses for every obligor.

(b)	Liabilities for retirement benefits

Liabilities for retirement benefits to be paid to employees are accounted for based on the estimated amount of the projected benefit obligation and the plan assets at March 31, 2002.

Unrecognized prior service cost is amortized within the average remaining service period of 12 to 17 years on a straight-line method.

Unrecognized actuarial net gain or loss will be amortized from the next fiscal year within the average remaining service period of 5 to 20 years on a straight-line method.

(c)	Liabilities for directors’ retirement benefits

A required amount of directors’ retirement benefits determined in accordance with the internal policy as of the balance sheet date is accounted in liabilities for retirement benefits.

(5)	Translation of assets and liabilities denominated in foreign currencies into Japanese yen

     Monetary assets and liabilities denominated in foreign currencies are translated into Japanese yen using the exchange rates at the balance sheet date and exchange gain or loss is charged to income. Assets, liabilities, income and expenses of subsidiaries in foreign countries are translated into Japanese yen using the exchange rates at the balance sheet date and its translation adjustments are included in “cumulative translation adjustments” in shareholders’ equity.

(6)	Accounting for leases

     Financing leases other than those where the ownership of the leased property is deemed to be transferred to the lessee are accounted for in the same manner as operating leases.

(7)	Method for significant hedge accounting

Method for hedge accounting

     The Company and its subsidiaries adopt principally deferral hedging accounting treatment.

     Certain derivative financial instruments are generally used to control the risks of change in the cash flows occurred from financial liabilities, which is due to the mismatch of interest structure between leases revenue based on long-term fixed rates and funding costs based on short-term variable interest rates. Deferral hedging accounting treatment for “portfolio hedge for liabilities” is applied for these derivative financial instruments, which is provided by “Transitional treatment in accounting and auditing regarding to applying accounting standard of financial instrument for lease industry” (The Japanese Institute of Certified Public Accountants – Audit committee report Statement 19, November 14, 2000).

The transaction thereof is as follows:

	Millions of yen

	Contract
Type	amounts	Fair value	Unrealized loss

Interest rate swap agreements pay-fixed, receive-variable	76,000	(6,299)	(6,299)

Hedge instruments and hedged items:
Hedge instruments–
Borrowings denominated in foreign currencies, currency rate swaps, interest rate swaps and caps
Hedged items–
Equity investments in foreign subsidiaries and foreign affiliated companies, borrowings, corporate bonds

Hedging policies

The hedging policies are based on the internal regulation of risk management in markets and the risks of changes in interest rates are properly controlled through assets and liabilities management. The risks of change in foreign currency exchange rates are avoided in principle through management of currency position of assets and liabilities

Method of assessing hedge effectiveness

Effectiveness of each hedging transaction and groups of hedging transaction based on the hedge categories is assessed regularly to set reasonable methods by comparing cumulative changes in cash flows and changes in market prices for hedging instruments with those of hedged items

(8)	Accounting for consumption tax

     Consumption tax is excluded from the stated amount of revenues and expenses. In addition, consumption tax payables are included in “Others” of current liabilities in the consolidated balance sheet as of March 31, 2002.

6.	Valuation basis for assets and liabilities of consolidated subsidiaries Assets and liabilities of consolidated subsidiaries are valued at their fair value.

7.	Amortization of goodwill

     Goodwill occurred before April 1,1999 are amortized in 5 years, and which occurred from April 1,1999 are amortized in 20 years by the straight- line method.

8.	Treatment of appropriation of profit

     The consolidated statement of retained earnings is prepared based on the appropriation of profit decided during the fiscal year ended March 31, 2002.

9.	Cash and cash equivalents in the consolidated statement of cash flows

     Cash and cash equivalents in the consolidated statement of cash flows include cash on hand, deposits which can be drawn on demand and short-term highly liquid investments with original maturities of three months or less with insignificant risk of changes in the value of principal.

10.	Others

Securities held for operation

     Certain securities with fixed income are included in “Securities” in current assets and “Investment in securities” in fixed assets in the amount of (Y) 100,151 million and (Y) 624,898 million, respectively in the consolidated balance sheet. The gains and losses related to the securities are included in “Revenues” and “Expenses” in the consolidated statement of income.

Reclassification

1.	Consolidated statement of income

     “Realized gain on sale of securities” in non-operating income section was reclassified into “Other income” in the same section due to a small amount.

     Previously, “Bond-issuing expenses” in non-operating expenses is stated as a independent item from the fiscal year ended March 31, 2002 because the amount is over 10% of total non-operating expenses.

2.	Consolidated statement of cash flows

     “Acquisition of subsidiaries, net of cash acquired” in cash flows from investing activities is stated as an independent item from the fiscal year ended March 31, 2002 due to a material amount.

“Purchase of treasury stock” in cash flows from financing activities was reclassified into “Other, net” in the same section due to a small amount.

Notes to Consolidated Balance Sheet as of March 31, 2002

1.	Promissory notes for future payments under lease and installment sales contracts deposited from the customers of (Y) 111,541 million were held by the Company and its subsidiaries.

2.	Accumulated depreciation of tangible fixed assets is as follows:

Millions of yen

Accumulated depreciation of leasing equipment	2,186,784
Accumulated depreciation of other tangible fixed assets	34,579

3.
(1)	Installment loans and other types of assets of (Y) 356,797 million were pledged for short-term debt, current portion of long-term debt and long-term debt. In addition, the lease receivables related to leasing equipment of (Y) 39,352 million were pledged as collateral.

(2)	Investment in securities and other assets of (Y) 22,999 million were pledged for guarantees on certain business transactions.

4.	Stocks, bonds and other investments in affiliates

Investment related to affiliates is as follows:

Investment in securities (stocks and equity investments)	65,532 million yen

5.	Contingent Liabilities

     The Company and its subsidiaries were contingently liable as guarantor for borrowing by customer, principally on consumer loans, and by employees as follows:

Millions of yen

Employees (principally for housing loan)	1,387
Others (15,447 contracts)	41,388

Total	42,775

6.	Liabilities for retirement benefits

     This account includes liabilities for retirement benefits to be paid to employees of (Y) 9,689 million and allowance for directors’ retirement benefits of (Y) 2,600 million.

7.	Financial institutions were closed at March 31, 2002, therefore, the following receivables and payables due on March 31, 2002 were not processed. They are included in the consolidated balance sheet at March 31, 2002 as follows:

Millions of yen

Installment sales receivables	2,353
Installment loans	9,854
Notes receivable (included in “Others” of current assets)	564
Accounts receivable for rents (included in “Others” of current assets)	22,328
Notes payable (included in “ Trade notes and accounts payable”)	1,633

8.	The total unused commitment amount related to loan operations, such as card loans, was (Y) 123,747 million. Some contracts require to judge use of funds and credit of borrowers upon the subsequent use of the commitment. Therefore it is not certain that all of the unused commitment amount will be lent to the borrowers.

9.	As part of margin transaction on brokerage business, a subsidiary received customers’ securities with a fair value of (Y) 17,785 million as of March 31, 2002, that may be sold or repledged by the subsidiary. As of March 31, 2002, of which (Y) 12,492 million at fair value of the securities were repledged as collateral.

Note to Consolidated Statement of Income for the Fiscal Year Ended March 31, 2002

1.     Expenses include (Y) 1,337 million interests of commercial paper.

2.     Selling, general and administrative expenses for the fiscal year ended March 31, 2002 are as follows:

Millions of yen

Selling expenses	26,462
Administrative expenses	46,830
Personnel expenses	85,623
Provision for doubtful receivables and probable loan losses	58,178
Depreciation of other tangible fixed assets	7,784

Total	224,879

3.     “Gains on sales of investment in securities” include gains for sales of affiliates.

Note to Consolidated Statement of Cash Flows for the Fiscal Year Ended March 31, 2002

     Cash and cash equivalents recorded in the consolidated statement of cash flows and balance sheet as of March 31, 2002 are reconciled as follows:

Millions of yen

Cash and bank deposits in the consolidated balance sheet	339,911
Time deposits with original maturities of more than three months	(1,050)
Restricted cash(*)	(20,189)
Short-term highly liquid investment in securities	36,076

Cash and cash equivalents in the consolidated statement of cash flows	354,748

(*) Representing cash in the customer asset reserve trust accounts in securities business.

2.	Assets and liabilities of subsidiaries those were newly acquired during this fiscal year

     Assets and liabilities of the acquired subsidiaries at the acquisition date, purchase price, and net payment are as follows:

Millions of yen

Current assets	166,735
Fixed assets	242,794
Goodwill	4,988
Current liabilities	(237,007)
Fixed liabilities	(144,673)
Minority interest	(3,973)

Purchase price of securities	28,864
Less: Cash and cash equivalents in acquired subsidiaries	(32,710)

Net: (Proceeds) from acquisition of subsidiaries	(3,846)

Lease Transactions

Finance Leases Other Than Those Where the Ownership of the Leased Property is Deemed to be Transferred to the Lessee:

1.	Lessee side

(1)	Estimated acquisition cost, estimated accumulated depreciation, and estimated ending balance of leased assets are as follows:

Equipment	Millions of yen

Estimated acquisition cost	502
Less: estimated accumulated depreciation	286

Estimated ending balance	216

     Estimated acquisition cost is calculated with interest payables included since the aggregate future minimum lease payment is not significant to tangible assets as of March 31, 2002.

(2)	Estimated obligations under finance leases are as follows:

	Millions of yen
Due within one year	Due after one year	Total

2,288	4,416	6,704

     Estimated obligations under finance leases are calculated with interest payables included since the aggregate future minimum lease payment is not significant to tangible assets as of March 31, 2002.

(3)	Lease payments and estimated depreciation expense are as follows:

Millions of yen

Lease payments	72
Estimated depreciation expense	72

(4)	Calculation of estimated depreciation expenses

     The estimated depreciation expenses are computed by the straight-line method with the lease term as useful life and residual value of zero.

2.	Lessor side

(1)	Acquisition cost, accumulated depreciation, and book values of leased assets as of March 31, 2002 are as follows:

	Millions of yen

	Information-	Industrial and
	related and	construction
	office equipment	equipment	Other	Total

Acquisition cost	1,379,192	425,345	1,283,859	3,088,397
Less: accumulated depreciation	895,524	340,784	749,416	1,985,725

Book values	483,667	84,560	534,443	1,102,672

(2)	Future minimum lease receivables are as follows:

	Millions of yen

Due within one year	Due after one year	Total

455,822	802,245	1,258,067

     The amount included the estimated receivables of ¥5,964 million (receivables due within one year were ¥2,007 million) which have been subleased and represent the obligations to the sublessor.

(3)	Collection of lease receivables, depreciation expense and estimated interest income are as follows:

Millions of yen

Collection of lease receivables	590,614
Depreciation expense	449,832
Estimated interest income	79,412

(4)	Calculation of the estimated interest income

     The estimated interest income is allocated using the interest method to each period.

Operating leases:

1.	Lessee side

     Obligations under operating leases are as follows:

	Millions of yen

Due within one year	Due after one year	Total

1,192	4,450	5,642
2.	Lessee side

     Receivables under operating leases are as follows:

	Millions of yen

Due within one year	Due after one year	Total

47,907	85,408	133,315

Securities

1.	Trading securities as of March 31, 2002

Millions of yen

Carrying amount	Net valuation gains or losses charged to earnings

879	101

2.	Marketable securities held to maturity as of March 31, 2002

	Millions of yen

	Carrying amount	Fair value	Differences

Fair value over carrying amount:
Government bonds and municipal bonds	182	204	22
Corporate debt securities	12,841	14,831	1,989

Subtotal	13,024	15,036	2,011

Fair value under carrying amount:
Government bonds and municipal bonds	—	—	—
Corporate debt securities	2,983	2,681	(302)

Subtotal	2,983	2,681	(302)

Total	16,008	17,718	1,709

3.	Other marketable securities as of March 31, 2002

	Millions of yen

	Acquisition	Carrying
	cost	amount	Differences

Carrying amount over acquisition cost:
Equity securities	17,667	46,061	28,394
Bonds:
Government bonds and municipal bonds	34,591	35,269	678
Corporate debt securities	238,391	245,947	7,555
Others	32,171	37,691	5,520
Other securities	—	—	—

Subtotal	322,821	364,970	42,149

Carrying amount under acquisition cost:
Equity securities	7,993	6,845	(1,147)
Bonds:
Government bonds and municipal bonds	14,811	14,347	(463)
Corporate debt securities	268,404	257,440	(10,963)
Others	77,967	73,397	(4,570)
Other securities	505	459	(46)
Subtotal	369,681	352,490	(17,191)
Total	692,502	717,461	24,958

4.	Other securities sold during the fiscal year ended March 31, 2002

	Millions of yen

Proceeds from sale	Sales gains	Sales losses

357,427	21,077	(7,582)

5.	Non-marketable securities as of March 31, 2002

Other securities:

Millions of yen

Unlisted stocks (excluding over-the-counter stocks)	72,281
Unlisted foreign securities	5,186
Beneficiary certificates of bond investment trusts (MMF)	36,076
Preferred capital shares	24,534
Beneficiary certificates of loan trust	1,000

Total	139,079

6.	Other securities with contractual maturity date and redemption schedule as of March 31, 2002

	Millions of yen

		Due after	Due after
	Due within	one to five	five to ten	Due after ten
	one year	years	years	years

Debt securities:
Government bonds
and municipal bonds	7,639	29,761	11,666	732
Corporate debt securities	57,364	293,058	142,071	26,718
Others	623	344	53,661	56,459
Other securities	—	459	—	—

Total	65,627	323,623	207,399	83,911

Transactions of Derivative Financial Instruments

1.	Matters related to circumstance of transactions

(1)	Contents, policies and object for use

     ORIX group (the Company and its subsidiaries) use derivative financial instruments for the normal course of business to reduce exposure to the markets risks. Certain subsidiaries also engage in trading activities with derivative financial instruments.

     In specific, the Company and its subsidiaries use interest rate swap agreements, interest rate future contracts, bond future contracts, caps and collars to hedge the exposures to interest rate risks which are occurred with operating and financing activities. Also the Company and its subsidiaries use foreign exchange forward contracts and currency swap agreements to hedge the exposures to foreign currency exchange risks related to transactions, assets and liabilities denominated in foreign currencies. Interest rate and foreign currency future contracts are primarily used for trading transactions.

     For applying hedge accounting provided by accounting standard of financial instrument, the Company and its subsidiaries designate net equity investments for the foreign subsidiaries, borrowings and debentures as hedged items and currency swap agreements, interest rate swap agreements and caps as hedging instruments under the policy that the risks of change in interest are property controlled through assets and liabilities management and the policy that the risks of change in foreign currency exchange rates are to be avoided. In addition, for these hedging activities, effectiveness of each hedging transaction and groups of hedging transaction based on the hedge categories is assessed regularly to set reasonable methods by comparing cumulative changes in cash flows and changes in market prices for hedging instruments with those of hedged items.

(2)	Contents of the risks related to derivative transactions

     Derivative financial instruments include mainly both market risks related to losses from the changes of markets, for example, interest rates and currency exchange rates and credit risks related to losses occurred by default of counter parties due to bankruptcy.

     In regard to the market risks, principal derivative financial instruments are used to reduce exposure to the markets risks in the normal course of business. Therefore, the market risks included in the derivative financial instruments are offset because the market risks originally included in the derivative financial instruments move contrary to values of hedged items.

     In regard to credit risks, counter parties of the derivative financial instruments are financial institutes with highly credit. Therefore, the risks of default of counter parties are believed to be extremely low.

     The degree of concentration of credit risks is monitored through management of transactions balance for each counter party. In addition, the clauses, which allow both of parties to settle the net amount of transactions include unrealized gains and unrealized losses when counter party becomes default, are included in the contracts with most of counter parties.

(3)	Risk management systems related to derivative transactions

     ORIX group (the Company and its subsidiaries) established risk management rules, which was approved by the corporate investment committee. In addition, each companies of ORIX group, which are party to derivative financial instruments, established hedging guidelines for market risk management. The hedging guidelines for market risk management define the specified risks to be controlled and hedge types, the section in charge of execution, effectiveness test and administration. Internal control system is established through segregation of duties. The section in charge of execution realizes market prices and hedge types by counter party and by rating to maintain control systems in order to handle contingencies rapidly, for example in case of a break in the market. The section in charge of effectiveness test checks appropriateness of hedge types and tests effectiveness of the hedging activities regularly and when necessary. The section in charge of administration confirms every transaction with banks or other external institutions. In addition, the section in charge of administration puts together notional amounts, market price, hedge types and results of effectiveness testing by contract and by objectives of transactions related to derivative financial instruments held by ORIX group and reports to chief financial officers in Treasury department. Internal audit section examines vouchers of derivative financial instruments and checks whether they are applied the regulations.

2.	Status of contract amounts, fair value and unrealized gain or loss

(1)	Currency related

	Millions of yen

	Contract amounts
				Unrealized
Types	Total	Over 1 year	Fair value	gain or (loss)

Marketable transactions
Futures
Written
U.S. Dollar	1,625	—	1,614	11
Held
U.S. Dollar	2,630	—	2,650	20

Other than marketable transactions

Foreign exchange forward contracts
Written
U.S. Dollar	74,993	43	76,261	(1,268)
Others	3,527	—	4,189	(662)
Held
U.S. Dollar	16,608	187	16,693	85
Others	2,295	—	2,232	(63)
Swap agreements
Receive-Yen, pay-U.S. Dollar	314,203	117,500	(26,562)	(26,562)
Receive-U.S. Dollar, pay-Yen	4,121	2,733	378	378
Others	67,434	37,073	(4,344)	(4,344)

Total	—	—	—	(32,406)

(2) Interest rate related

	Millions of yen

	Contract amounts
				Unrealized
Types	Total	Over 1 year	Fair value	gain or (loss)

Marketable transactions
Futures
Written	75,710	—	75,683	26
Held	44,150	—	44,137	(12)
Other than marketable transactions
Swap agreements
Receive-fixed, pay-variable	77,299	60,990	4,542	4,542
Pay-fixed, receive-variable	402,415	354,780	(13,925)	(13,925)
Pay-variable, receive-variable	4,415	2,815	65	65
Caps
Written	3,600	3,600	4	(4)
Held	39,751	21,747	10	10
Collars
Held	1,586	1,586	(34)	(34)

Total	—	—	—	(9,332)

(3) Bond related

	Millions of yen

	Contract amounts
				Unrealized
Types	Total	Over 1 year	Fair value	gain or (loss)

Marketable transactions
Futures
Written	98,248	—	95,863	2,384
Held	3,066	—	3,068	1

Total	—	—	—	2,386

Notes:

1.	Calculation method of fair values

For marketable financial instruments, the fair values are calculated based on closing prices in the market thereof. For other than marketable derivative financial instruments, the fair values are calculated based on the present values of future cash flows using proper market interest rates.

2.	Supplementary explanations for hedge effectiveness

Derivative financial instruments are used mainly to hedge risk of changes in interest rates inherent to operating and funding activities and foreign currency exchange rates related to assets and liabilities denominated in foreign currencies. Therefore, derivative financial instruments thereof are made in order to hedge risks of change in market quotations of interest rate or foreign currency exchange rate related to assets and liabilities hedged or risk of change in cash flow. The hedge effectiveness is assessed regularly.

3.	In addition to the derivative financial instruments listed above, the Company and its subsidiaries entered into the derivative financial instruments, of which underlying is stocks or commodities. Those derivatives financial instruments are immaterial as to unrealized gains or losses and the contract amounts. Therefore, these derivative financial instruments are omitted from the above table.

Pension Plans

1.	The outline of adopted pension plans

     The Company and certain domestic subsidiaries have the defined benefit pension plans that include employees’ pension fund plans and tax-qualified non-contributory pension plans and unfunded lump-sum payment plans. ORIX GROUP PENSION FUND is the employees’ pension fund plans. And certain foreign subsidiaries have the defined benefit pension plans or the defined contribution pension plans.

2.	Retirement benefit obligation as of March 31, 2002

Millions of yen

a. Benefit obligation	(66,715)
b. Plan assets	55,418

c. Funded status (a. + b.)	(11,297)
d. Unrecognized net actuarial loss	15,020
e. Unrecognized net transition obligation	(199)

f. Net amount recognized (c. + d. + e.)	3,524
g. Prepaid pension expense	13,213

h. Allowance for retirement benefits (f. – g.)	(9,689)

(Note) Includes the substitutional portion of employees’ pension fund plans.

3.	Net periodic pension cost for the fiscal year ended March 31, 2002

Millions of yen

a. Service cost(*)	3,809
b. Interest cost	1,771
c. Expected return on plan assets	(1,510)
d. Amortization of actuarial loss	602
e. Amortization of prior service cost	(27)

f. Net periodic pension cost (a. + b. + c. + d. + e.)	4,646

(*) Employee contribution to employees’ pension fund plans is not included.

4.	Assumptions of calculation of benefit obligation

a	Allocation method of projected benefit obligation	straight-line basis
b	Discount rate	Japan 2.5% overseas 7.0%
c	Expected rate of return on plan assets	Japan 2.5% overseas 9.3%
d	Amortization period for prior service cost	12 – 17 years
(Unrecognized prior service cost is amortized
within the average remaining service period of
12 to 17 years on a straight-line method.)
e	Amortization period for actuarial loss	5 – 20 years
(Unrecognized actuarial net gain or loss will be
amortized from the next fiscal year within the
average remaining service period of 5 to 20
years using a straight-line method.)

Income Taxes

1.	Major portion of deferred tax assets and liabilities are as follows:

Millions of yen

Deferred tax assets:
Allowance for doubtful receivables and probable loan losses	17,349
Allowance for bonuses	1,696
Depreciation of leasing equipment	3,168
Net operating loss carryforwards	17,034
Intercompany transactions	4,087
Unrealized losses on investment in securities	1,222
Other	19,666

Total deferred tax assets	64,224

Deferred tax liabilities:
Gains on lease transaction in foreign subsidiaries	(18,863)
Intercompany transactions	(24,893)
Undistributed earnings	(13,337)
Unrealized gains on investment in securities	(12,529)
Other	(10,496)

Total deferred tax liabilities	(80,121)

Net deferred tax liabilities	(15,896)

     Net deferred tax liabilities as of March 31,2002 are included in following captions on the accompanying consolidated balance sheet:

			Millions of yen

Current asset	—	Deferred tax assets	13,438
Fixed asset	—	Deferred tax assets	21,448
Current liabilities	—	Deferred tax liabilities	(7,666)
Fixed liabilities	—	Deferred tax liabilities	(43,116)

2.	Reconciliation for the discrepancy between a statutory tax rates and computed tax rate applied tax effect accounting to income taxes for the fiscal year ended March 31, 2002

     Reconciliation is omitted because discrepancy between a statutory tax rates and computed effective tax rates on consolidation is 5 / 100 or less.

Segment Information

1.	Information about products and services

	Millions of yen

	Lease /					Eliminations
	installment		Life			and	Consolidated
	sales	Loan	insurance	Other	Sub total	corporate	amounts

I Net revenue	952,400	153,138	165,977	174,409	1,445,925	—	1,445,925
Customers Intersegment	—	—	—	21,779	21,779	(21,779)	—

Total	952,400	153,138	165,977	196,188	1,467,704	(21,779)	1,445,925

Operating expenses	901,966	144,966	160,169	177,715	1,384,818	(14,978)	1,369,840

Operating income (loss)	50,433	8,171	5,807	18,472	82,885	(6,800)	76,084

II Assets, depreciation and capital expenditure
Assets	2,162,060	2,676,407	628,746	802,659	6,269,874	323,806	6,593,681
Depreciation	522,082	—	—	3,469	525,551	3,752	529,304
Capital expenditure	800,691	—	—	79,261	879,952	7,178	887,130

Notes:

1.	The above classification was determined based on the type of business.

2.	Unallocated operating expenses in eliminations and corporate was (Y) 6,800 million, which mainly consisted of administration expenses of the head office.

3.	Unallocated assets in elimination and corporate was (Y) 323,806 million, which mainly surplus operating funds (included in cash and bank deposits), long-term investments (included in investment in securities), other tangible assets and others related to administrative department.

2.	Information about geographic areas

	Millions of yen

						Eliminations
			Asia and			and	Consolidated
	Japan	America	Oceania	Europe	Sub total	corporate	amounts

I Net revenue	1,272,636	79,543	77,345	16,399	1,445,925	—	1,445,925
Customers Intersegment	—	—	—	—	—	(—)	—

Total	1,272,636	79,543	77,345	16,399	1,445,925	(—)	1,445,925
Operating expenses	1,203,065	81,995	69,238	15,541	1,369,840	(—)	1,369,840

Operating income (loss)	69,571	(2,452)	8,107	858	76,084	(—)	76,084

II Assets	5,021,889	805,915	427,045	105,409	6,360,260	233,420	6,593,681

Notes:

1.	The classification of a country or an area is based on the degree of geographical proximity.

2.	The main countries or areas other than Japan are as follows:

(1) America	the United States of America
(2) Asia and Oceania	Hong Kong, Indonesia, Singapore, Australia
(3) Europe	the United Kingdom, Ireland

3.	Unallocated assets in elimination and corporate was (Y) 233,420 million, which mainly surplus operating funds (included in cash and bank deposits), long-term investments (included in investment in securities) and others related to administrative department.

3.	Information about overseas revenue

	Millions of yen

		Asia and
	America	Oceania	Europe	Total

I Overseas revenue	84,866	79,137	17,294	181,298
II Consolidated revenue				1,445,925

III The rate of the overseas revenues
to consolidated revenue	5.9%	5.4%	1.2%	12.5%

Notes:

1.	The classification of a country or an area is based on the degree of geographical proximity.

2.	The main countries or areas other than Japan are as follows:

(1) America	the United States of America
(2) Asia and Oceania	Hong Kong, Indonesia, Singapore, Australia
(3) Europe	the United Kingdom, Ireland

3.	Overseas revenues are revenues of the Company and its subsidiaries in the countries and areas other than Japan.

Transaction with Related Parties

There were no material transactions with any related parties for the fiscal year ended March 31, 2002.

Per Share Information

Yen

Shareholders’ Equity Per Share	3,768.30
Basic Earnings Per Share	517.19
Diluted Earnings Per Share	497.19